HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 695 76 11, FAX +31 35 694 78 50

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.

07022456

Date March 8, 2007

**Re: Hagemeyer N.V.,
Filenr. 082-04865**

SUPPL

PROCESSED
APR 12 2007
THOMSON
FINANCIAL

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted is also attached to this letter. The file number of Hagemeyer N.V. is: 082-04865.

Kind regards,

H. Bijl
Company Secretary

Enc.

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since February 9, 2007

1. COMMERCIAL REGISTER

Date	Language	Change

2. PRESS RELEASES

Date	Language	Subject
21 February 2007	English + Dutch	Full-year 2006 results
26 February 2007	English + Dutch	Successful completion conversion Euro 150,000,000 – 5.75% subordinated convertible bonds due 2009

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
21 February 2007	Dutch	Announcement in Officiële Prijscourant

4. ACCOUNTS

Language	Subject
-	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
7 February 2007	Dutch	Change of issued share capital
8 February 2007	Dutch	Change of issued share capital
9 February 2007	Dutch	Change of issued share capital
12 February 2007	Dutch	Change of issued share capital
13 February 2007	Dutch	Change of issued share capital
14 February 2007	Dutch	Change of issued share capital
16 February 2007	Dutch	Change of issued share capital
19 February 2007	Dutch	Change of issued share capital
20 February 2007	Dutch	Change of issued share capital
21 February 2007	Dutch	Change of issued share capital

6. OTHER

Date	Language	Subject
28 February 2007	English	Movements in number of shares outstanding in 2007

HAGEMEYER

PRESS RELEASE

Full-Year 2006 Results


HAGE
HAGE

Full-Year 2006 Results

Highlights

- Net profit: € 140 million (including € 44 million deferred tax income); € 198 million better than 2005 (2005: net loss € 58 million)
- Hagemeyer proposes to resume payment of dividend with a cash dividend of € 0.06 per share for 2006
- Group operating result (before exceptional items): € 190 million, up € 102 million from 2005. This includes an estimated one-off positive inventory effect due to copper cable price increases of between € 30 million and € 35 million
- Organic growth PPS business in 2006: 11.6%, of which approximately 60% caused by mainly copper cable related price increases
- Positive free cash flow of € 84 million for the full year (HY2 2006: € 156 million positive)
- Positive operating result (before exceptional items) for Hagemeyer UK
- Outlook: PPS ROIC objective for 2007 reduced from 10% to 9% (2006: 8.2%)

FY 2006 KEY OPERATIONAL RESULTS AT A GLANCE: See Annex I, p. 17

Key data *(in € millions)*	FY 2006	FY 2005	HY2 2006	HY2 2005
Net revenue	**6,228**	5,595	3,241	2,954
Organic revenue growth (same number of working days)	**11.5%**	4.7%	11.9%	5.9%
Gross margin	**23.1%**	23.3%	22.9%	23.4%
Operating result before exceptional items	**190**	88	113	79
Exceptional items	**(23)**	(45)	(11)	(13)
Operating result	**167**	43	102	66
Net result	**140**	(58)	114	0
Net result per ordinary share (in €)	**0.27**	(0.11)	0.22	0.00
Diluted earnings per ordinary share (in €)	**0.25**	(0.11)	0.20	0.00
Free cash flow before acquisitions and divestments	**84**	3	156	76
Net senior debt per 31 December	**(163)**	(210)	(163)	(210)

Rudi de Becker, CEO:

"In early 2004, at the start of Hagemeyer's turnaround and after a year in which we suffered a net loss of € 318 million[1], we gave ourselves three years to return Hagemeyer to profitability. We have delivered on our promises. We are delighted to report a net profit of € 140 million for 2006, € 198 million better than in 2005. Free cash flow was € 84 million in 2006 and we are proposing to resume dividend payments. A strong global economic environment and high copper cable prices had a positive impact, but by far the greatest contribution to these positive results came from the strong underlying operational performance improvement of the Company. Hagemeyer's turnaround has been successfully completed and we are now entering a new phase, one of increased focus on profitable growth – both on our own and through judicious acquisitions. Hagemeyer's underlying improvement momentum is positive and, if the global economic environment does not significantly deteriorate, we expect to further improve our profitability in 2007."

[1] Dutch GAAP

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise. For an explanation of financial definitions please see the Glossary of Terms in Annex XV.

Group Financial Review

Key data *(before exceptional items) (in € millions)*	FY 2006	FY 2005
Net revenue	**6,228**	5,595
Organic revenue growth (same number of working days)	**11.5%**	4.7%
Gross profit	**1,440**	1,303
Gross margin	***23.1%***	*23.3%*
Operating expenses	**(1,252)**	(1,217)
Operating expenses as % of net revenue	***(20.1%)***	*(21.8%)*
Other operating (expenses)/income	**2**	2
Operating result	**190**	88
Operating margin	***3.0%***	*1.6%*
Average net working capital	**770**	725
Average net working capital as % of 12 months revenue	***12.4%***	*13.0%*

Audited accounts

Annex II 'Consolidated income statement', Annex III 'Consolidated balance sheet', Annex IV 'Statement of changes in equity' and Annex V 'Consolidated statement of cash flows' as presented in this press release, are based on the financial statements prepared for the year ended 31 December 2006, which have not yet been published under statutory provisions. Under article 2:395 of the Netherlands Civil Code, we state that our auditor, Deloitte Accountants B.V., has issued an unqualified opinion on the financial statements prepared. For a better understanding of the Company's financial position and results and of the scope of the audit of Deloitte Accountants B.V., this press release should be read in conjunction with the financial statements from which this press release has been derived and the auditors' report of Deloitte Accountants B.V. thereon issued on 19 February 2007. We expect to be able to publish the financial statements end March 2007. The general meeting of shareholders has not yet adopted the financial statements.

IFRS compliance and accounting policies

The consolidated 2005 and 2006 figures for Hagemeyer N.V. are based on International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC), effective at the time of preparing these full-year figures (February 2007). Hagemeyer N.V. uses certain non-IFRS measures, such as exceptional items, to improve transparency. The analysis in this document is based on performance measures before exceptional items. For reconciliations of all non-IFRS data in this press release to IFRS figures, see Annex VII. For definitions of terminology, please see the Glossary of Terms (Annex XV).

Main events

In **January 2006,** the acquisition of the remaining 50% shares in EL-Centrum (Poland) was completed. Since then, this entity has been consolidated into the Group accounts. The company, which now trades as Elektroskandia Poland, is part of our PPS Nordics region.

Effective **February 2006,** Hagemeyer divested six construction & installation sales branches in the Pittsburgh, PA area in the USA.

Cardi, a lighting specialist for the retail sector, was acquired in Sweden in **June 2006**.

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise. For an explanation of financial definitions please see the Glossary of Terms in Annex XV.

In **December 2006,** Hagemeyer announced its intention to redeem the € 150 million 5.75% subordinated convertible bonds due in 2009. On 31 January 2007, the decision to redeem the bonds on 2 March 2007 was confirmed.

On **8 January 2007,** we completed the acquisition in Belgium of BREVA, a distributor of electrical parts and supplies and Maintenance, Repair and Operations (MRO) products, specialised in the industrial segment. Consolidation of this entity in the Group accounts started as of the same date.

Net revenue

Net revenue in 2006 was € 6,228 million (2005: € 5,595 million). The net effect of acquisitions and divestments in 2005 and 2006 led to an increase in revenue of € 28 million. Foreign exchange rate movements reduced revenue by € 15 million, mainly due to a weaker US and Australian dollar and stronger currencies in Canada, Sweden and the UK versus the Euro.

Organic growth

Organic growth for the Group was € 620 million. The organic growth rate for the year was 11.5%, increasing from 11.2% in the first half to 11.9% in the second. Approximately 60% of this growth can be attributed to price increases, mainly related to copper cable.

Both our PPS and ACE activities achieved double-digit growth in 2006.

Gross profit

Gross profit (before exceptional items) was € 1,440 million, an increase of € 137 million compared to 2005. The organic growth component of gross profit was € 142 million. Acquisitions and divestments increased gross profits by € 1 million, whereas foreign exchange rate movements decreased gross profit by € 6 million.

Gross margin

Gross margin for the Group decreased by 20 basis points from 23.3% in 2005 to 23.1% in 2006. The PPS gross margin was flat at 22.7% (HY1 2006: 22.9%, HY2: 22.5%) ; the ACE gross margin decreased from 30.9% in 2005 to 29.5% in 2006.

Operating expenses

Operating expenses (before exceptional items) increased by € 35 million (2.9%), from € 1,217 million to € 1,252 million. Acquisitions and divestments had no net impact. Foreign exchange rate movements reduced operating expenses by € 3 million. General inflation and related salary increases led to an increase of € 32 million in operating expenses. Excluding these factors, the underlying cost increase amounted to € 6 million. This is the balance of cost savings in ACE and our PPS companies in the UK and Germany and cost increases in all other PPS companies to support higher activity levels.

FTEs

The number of FTEs at 31 December 2006 was 17,519, compared to 17,209 on 31 December 2005. Of the 310 FTE increase in 2006, 267 FTEs were related to acquisitions. Divestments reduced headcount by 93 FTEs. The remaining organic headcount increase was 136 FTEs.

Operating result

Operating result (before exceptional items) improved from € 88 million in 2005 to € 190 million in 2006, driven by strong revenue growth and improved cost productivity.

Exceptional charges

In 2006, Hagemeyer recorded exceptional charges of € 23 million (2005: € 45 million). An overview of the exceptional items in 2006 is provided in Annex X.

Net financial expenses

Net financial expenses in 2006 were € 55 million (2005: € 91 million). The main reason for this reduction is the booking of a fair value adjustment of the option component of our subordinated convertible bonds in 2005, which no longer appeared in 2006 after we waived our cash alternative election rights on these bonds as of 1 December 2005. Further reductions in financial expenses came from a lower interest spread, the absence of refinancing related costs as incurred in 2005 and a positive result of € 8 million, representing accumulated foreign

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise. For an explanation of financial definitions please see the Glossary of Terms in Annex XV.

exchange rate movements of the participation value of inactive companies which were liquidated in the course of 2006 (see Annex XI).

Taxes

Current tax charges for 2006 were € 19 million, compared to € 15 million in 2005. A net deferred tax credit of € 44 million was booked in 2006. The recognition of deferred tax assets for unused tax losses is the most important component of this deferred tax credit. This deferred tax recognition arises as a consequence of the improved current trading performance and outlook for the foreseeable future in operations with unused tax losses. The expectation for taxable income in current and future years together with the applicable tax rates will be reconsidered every half year. This may potentially lead to adjustments in recognised deferred tax assets and liabilities. As of 31 December 2006, the Group has unused tax losses of € 1,050 million. For € 693 million of these tax losses, no deferred tax asset has been recognised as yet. The related reduction in expected future tax payments, amounts to approximately € 197 million, if all unused tax losses would be utilised in the future.

Net result

The net result for 2006 was € 140 million positive, compared to € 58 million negative in 2005 (or € 38 million negative, excluding fair value adjustments on the option component of subordinated bonds).

PPS ROIC

Our key performance measure is Return on Invested Capital (ROIC). ROIC for our PPS business improved from 3.3% (2005) to 8.2% in 2006. This compares to a current Weighted Average Cost of Capital of 9%, which is 1% higher than the 2005 level of 8%, following improved returns on the equity market (see Annex XII).

Free cash flow

Free cash flow before acquisitions and divestments was € 84 million (2005: € 3 million). This improvement in free cash flow is primarily due to a better operating result. Lower net financial expenses and lower spending on exceptional items also had a positive impact. Higher working capital, mainly due to higher inventory values as a result of copper cable related price increases, resulted in a cash outflow. Free cash flow was also reduced by higher tax payments.

Net senior debt

The Group's net senior debt decreased from € 210 million at the end of 2005 to € 163 million at 31 December 2006.

Shareholders' equity

Shareholders' equity at 31 December 2006 was € 821 million, an increase of € 90 million. The main components of this movement were the 2006 net profit of € 140 million, a negative impact of € 34 million of foreign exchange rate movements on the value of participations in subsidiaries, and share repurchases of € 12 million.

Shares outstanding

The number of shares outstanding at 31 December 2006 was 513,315,359 (31 December 2005: 516,191,042). The weighted average number of ordinary shares outstanding in 2006 is 516,231,499.

In order to cover future obligations from share-based payments to employees, Hagemeyer purchased 3 million of its own shares on the stock market in 2006. The net result per ordinary share, based on the weighted average number of shares outstanding, improved to € 0.27 for the year (2005: € 0.11 negative). The total number of shares outstanding for Hagemeyer is expected to increase by approximately 73.5 million shares as of the end of February 2007. This is a result of Hagemeyer's intention to redeem € 150 million convertible bond loans issued in February 2004, leading to bond holders opting for conversion (at a price of € 2.04) rather than cash redemption. For the purpose of calculating diluted earnings per share, the weighted average number of shares outstanding is 639,152,960. This includes the effect of dilutive options and share rights.

Dividend

Additions to reserves and declaration of dividends are primarily determined by Hagemeyer's financing strategy. This strategy includes, inter alia, the following objectives:

1. A capital ratio (equity/total assets) of at least 25%. For reference, this ratio was 31.2% at the end of 2006, not taking into account the proposed dividend and 28.8% at the end of 2005; and
2. A net senior debt not exceeding two times twelve months' rolling EBITDA.

In addition, distribution of dividends may only be up to an amount that does not exceed the freely distributable part of the shareholders' equity.

Within these constraints, Hagemeyer intends to distribute a dividend of 30% - 40% of its net profit, corrected for certain material non-recurring items. The dividend declared will in principle be distributed in cash. Any part of the net result that is not distributed will be added to retained earnings.

In line with the policy on additions to reserves and declaration of dividends, it is proposed to determine the dividend for 2006 at € 0.06 per ordinary share, representing 37% of net profit after tax and after correction of the non-recurring movement in deferred tax assets of € 44 million. Assuming 100% conversion in 2007 of € 150 million subordinated convertible bonds, this would lead to a payment of € 35.4 million dividend on 589.8 million shares, including 73.5 million shares issued as a result of this assumed conversion. The dividend will be fully paid in cash. The remainder of the net profit will be added to retained earnings. Upon approval by the Annual General Meeting of Shareholders, the shares will be quoted ex dividend from 26 April 2007 and payment of the dividend shall be made on 16 May 2007.

Annual Report/AGM

Hagemeyer's 2006 Annual Report will be made available end March 2007. The Annual General Meeting of Shareholders will be held on Tuesday 24 April 2007 at 14.00 in the Heianzaal of the Hotel Okura Amsterdam, Ferdinand Bolstraat 33 in Amsterdam. As of today, the draft agenda for the AGM is available on Hagemeyer's corporate website. The Board of Management has determined that for this General Meeting, persons entitled to vote and attend the General Meeting, are those who have been registered as such on 26 March 2007 (the 'Registration Date') in one or more registers and have applied for the General Meeting. Further information regarding the Registration Date can be found on Hagemeyer's corporate website (www.hagemeyer.com).

Outlook for 2007

Our objective is to further improve our profitability in 2007. In 2006, the spectacular, copper price driven increase of our lower gross margin cable sales led to a negative margin/mix effect for PPS, due to which the PPS gross margin came out lower than expected in 2006. As a result, and assuming no major impact from changes in copper prices, the gross margin percentage level needed for a 10% PPS ROIC could be difficult to achieve in 2007. We therefore decided to bring our 2007 PPS ROIC goal back to the original 9%, which we introduced in early 2004 (PPS ROIC 2006: 8.2%). Assuming copper prices stay around the mid-February 2007 level for the remainder of the year, the resulting negative copper cable price inflation impact could lead to pressure on revenue growth, particularly from the second quarter of 2007 onwards.

Objectives 2009

Our objective for 2009 remains a ROIC of 11 to 15% for the PPS business. We consider the interruption of our gross margin improvement trend in 2006 as a temporary issue, caused by an external factor. Therefore, we continue to aim for a gross margin of 23% to 24% in 2009. The level of our expected average operating expenses in 2009 has been restated to approximately 19% of revenue. As a consequence, the operating margin outcome now ranges between 4% and 5% in 2009. For further details and assumptions on the PPS ROIC model and the 2009 objective, please see Annex XII.

Naarden, 21 February 2007
HAGEMEYER N.V.
Board of Management

In 2006 Hagemeyer had net revenues of € 6.2 billion (FY 2005: € 5.6 billion) and employed approximately 17,500 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

This press release includes forward-looking statements. Other than statements of historical fact, all statements included in this press release, including, without limitation, those regarding our financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including numerous assumptions regarding our present and future business strategies, operations and the environment in which we will operate in the future. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors relating to the company, including: our ability to enhance operational performance, increase our revenue and improve our margins; our ability to reduce spending and losses; our ability to continue to reduce our indebtedness; our liquidity needs exceeding expected levels; our ability to maintain our relationships with suppliers, insurers and customers; our ability to maintain our market share in the markets in which we operate; the state of the global economy, particularly as it relates to the demand for construction and installation products, and electrical materials and safety, maintenance, repair and operations products; and our anticipated future results. Many of our assumptions are beyond the control of Hagemeyer and are inherently subject to substantial uncertainty. Our assumptions involve significant elements of subjective judgment that may or may not prove to be accurate, and consequently no assurances can be made regarding the analyses or conclusions derived from analyses based upon such assumptions. These forward-looking statements exclude the impact of currently unforeseen future fair value adjustments and/or impairments. Actual results may differ materially from those expressed in these forward-looking statements, and one should not place undue reliance on them. The forward-looking statements contained herein speak only as of the date on which they are made and are subject to change without notice and other than as required by applicable law or the applicable rules of any exchange on which our securities may be traded, we have no intention or obligation to update forward-looking statements.

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise. For an explanation of financial definitions please see the Glossary of Terms in Annex XV.

Professional Products and Services*

Key data *(before exceptional items) (in € millions)*	FY 2006	FY 2005
Net revenue	**5,824**	5,193
Organic revenue growth (same number of working days basis)	**11.6%**	5.4%
Gross profit	**1,321**	1,179
Gross margin	***22.7%***	*22.7%*
Operating expenses	**(1,151)**	(1,113)
Operating expenses as % of net revenue	***(19.8%)***	*(21.4%)*
Other operating (expenses)/income	**1**	1
Operating result	**171**	67
Operating margin	***2.9%***	*1.3%*
Average net working capital	**696**	652
Average net working capital as % of 12 months revenue	***12.0%***	*12.6%*

* including corporate expenses

Net revenue [1] *(in € millions)*	FY 2006	FY 2005	Variance	Organic growth	Acquisitions/ divestments	FX effect
PPS Europe	3,948	3,449	499	421	72	6
PPS North America	1,407	1,307	100	114	(9)	(5)
PPS Asia-Pacific	469	437	32	50	(9)	(9)
PPS Total	5,824	5,193	631	585	54	(8)

[1] A variance analysis by PPS region for gross profit, operating expenses and operating result is included in Annex IX.

Net revenue
In 2006, net revenue for the PPS business amounted to € 5,824 million, compared to € 5,193 million in 2005. The net effect of acquisitions and divestments was € 54 million positive. Foreign exchange rate movements led to a revenue reduction of € 8 million.

Organic growth
Organic growth in our core PPS business was 11.6% or € 585 million in 2006 (2005: 5.4%). It is estimated that approximately 60% of this came from mainly copper cable related price increases. Organic growth was 12.7% in Q4 2006 (Q3: 12.3%).
All regions showed double-digit or near-double-digit organic growth in 2006, with Central Europe (including Germany), Spain, Nordics and Asia-Pacific as the best performers. Revenue growth in North America decreased during the second half of the year, mainly due to an increasingly difficult comparison basis. The developments in our operating companies in the emerging markets were also very positive.

Gross margin
At 22.7%, our PPS gross margin remained flat compared to 2005. Within the year, as a result of the extreme copper cable price increases, our gross margin went down from 22.9% in the first half of the year to 22.5% in the second half. These price increases caused a spectacular increase in our copper cable sales. As a result, the share of the lower gross margin cable product group in our total PPS business considerably increased. This caused a negative mix effect on our overall PPS gross margin. Moreover, industry practice in Germany does not allow distributors to maintain their gross margin when hit by copper price increases. This caused a severe deterioration of the cable gross margin at our German operation. In the other countries, we have generally been successful in passing on cable price increases to the market. These negative impacts were only partially offset by inventory value gains. When we exclude the cable product group from our total PPS business, our PPS gross margin improved by 50 basis points in 2006, a clear indication that the gross margin improvement measures we have been implementing during recent years continue to have their effect.

Operating expenses
PPS operating expenses as a percentage of revenue improved by 160 basis points, from 21.4% in 2005 to 19.8% in 2006. Compared to 2005, the underlying PPS cost base increased by € 6 million in 2006. This is excluding the effect of acquisitions/divestments, foreign exchange rate movements and general inflation and related salary increases. Cost savings in the UK and Germany

were more than offset by mostly sales growth related cost increases in the other operating companies.

Operating result

Operating result (before exceptional items) for our PPS business increased from € 67 million positive (operating margin 1.3%) in 2005 tot € 171 million (operating margin 2.9%) in 2006, an improvement of € 104 million. The effect of acquisitions and divestments was € 2 million positive and foreign exchange rate movements reduced the operating result by € 3 million. We estimate that copper cable price increases in 2006 had a one-off positive inventory effect of between € 30 million and € 35 million on our operating profit.

Average net working capital

The net working capital to revenue ratio (12 months rolling) for the PPS business improved by 60 basis points, from 12.6% in 2005 to 12.0% in 2006. The main drivers were better inventory management and an improved trade payables ratio as a result of better payment terms with suppliers.

Professional Products and Services Europe

Key data *(before exceptional items) (in € millions)*	FY 2006	FY 2005
Net revenue	**3,948**	3,449
Organic revenue growth (same number of working days basis)	**12.8%**	4.9%
Gross profit	**895**	790
Gross margin	***22.7%***	*22.9%*
Operating expenses	**(754)**	(723)
Operating expenses as % of net revenue	***(19.1%)***	*(21.0%)*
Other operating (expenses)/income	**0**	1
Operating result	**141**	68
Operating margin	***3.6%***	*2.0%*
Average net working capital	**432**	387
Average net working capital as % of 12 months revenue	***10.9%***	*11.2%*

Net revenue
Net revenue for 2006 was € 3,948 million, an increase of € 499 million compared to 2005. Acquisitions and divestments and foreign exchange rate movements led to a revenue increase of € 72 million and € 6 million respectively.

Organic growth
For the full year, organic revenue growth was 12.8% (€ 421 million). More than 60% of this growth resulted from mainly copper cable driven price increases. Organic growth accelerated from 14.8% in Q3 to 16.8% in Q4, with the Nordics region, Germany and Spain as the main contributors.

Gross margin
Gross margin decreased by 20 basis points from 22.9% to 22.7% in 2006. Within the year, gross margin went down from 23.1% in the first half to 22.3% in the second half. This gross margin deterioration was the result of a considerable negative mix effect due to the increased share of the lower gross margin copper cable product group in our total business following the extreme copper price increases in 2006. This negative effect was further compounded by a significant deterioration of the gross margin of the copper cable product group in Germany, where industry practice led to lower cable gross margins after a copper price increase. Excluding copper cable products, the PPS Europe gross margin improved by 40 basis points.

Operating expenses
Operating expenses increased by € 31 million, from € 723 million in 2005 to € 754 million in 2006. Acquisitions and divestments raised operating expenses by € 9 million. Foreign exchange rate movements and inflation resulted in cost increases of € 1 million and € 16 million respectively. The underlying cost rise was € 5 million. Cost savings in the UK (the remaining full-year impact of the closure of our National Distribution Centre in Runcorn) and in Germany were offset by higher variable costs to support increased activity levels. Our Spanish operation experienced cost increases as a result of the implementation of two new Regional Distribution Centres (Madrid and Barcelona).

In 2006 headcount in Europe increased by 373 FTEs. Of these, 267 FTEs were acquisition-related.

Operating result
Operating result (before exceptional items) improved by € 73 million, from € 68 million in 2005 to € 141 million in 2006. Acquisitions and divestments had a positive effect of € 2 million. The impact of foreign exchange rate movements on operating result was not significant.

Average net working capital
Average net working capital as a percentage of net revenue improved from 11.2% in 2005 to 10.9% in 2006. This is the result of a better performance in inventory and trade payables.

UK

Organic revenue growth in the UK was 8.6% for 2006 (2005: 0.5%), mainly driven by price increases. The market climate in the UK remained positive in 2006, mainly supported by commercial construction and government spending. Above-average growth has been achieved in the small and medium-sized enterprise segment. The expansion and further professionalisation of our sales force and branch network is starting to have

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise. For an explanation of financial definitions please see the Glossary of Terms in Annex XV.

a positive effect. Training and development activities have also been significantly stepped up.

Gross margin improved in most UK operating entities, predominantly as a result of intensified staff training, the introduction of gross margin improvement tools and the application of stricter profitability criteria for accepting large accounts business and large projects.

Operating expenses have been further reduced in 2006, primarily as a result of the remaining full-year impact of the closure of our National Distribution Centre in Runcorn in 2005 and the related restructuring of our logistics network. Our logistic costs are expected to decrease with the opening of a new Regional Distribution Centre (RDC) in Park Royal, London, which enabled the closure of smaller RDCs. The closure of our RDC in Wolverhampton was announced in February 2007. The number of RDCs has now been reduced from the original ten to seven. Further streamlining is planned with the objective of further reducing inventory and logistics costs and improving customer service. The successful restructuring of the industrial division, which has been integrated into Newey & Eyre, our major operating company in the UK, has also enabled significant cost reductions and has established a solid platform for future growth.

The combination of resumed sales growth, gross margin improvement and cost reductions enabled Hagemeyer UK to achieve a positive operating result for the full year 2006. The operating loss (before exceptional items) of € 35 million in 2005 was turned into a positive operating result (before exceptional items) of € 6 million in 2006. Although still remote from our medium-term profitability objectives for Hagemeyer UK, this performance nevertheless represents a vast improvement and a further major step towards the full recovery of our UK operation.

Central Europe

Hagemeyer **Germany** maintained its strong growth momentum in 2006. Organic growth accelerated from 4.9% in 2005 to 14.6% in 2006 (HY1 2006: 10.1%; HY2: 18.5%). The German market significantly strengthened in 2006. The construction and installation industry stopped its decade-long decline and the electrical wholesale market experienced near-double-digit growth. Hagemeyer Germany further gained market share. Mainly copper-cable-related price increases represented approximately 60% of our organic growth in Germany. Sales increased by 21.8% in the fourth quarter, mainly as a result of customers stepping up their ordering in anticipation of the VAT increase from 16% to 19% on 1 January 2007. Mild weather conditions also had a positive impact in the fourth quarter. Successful marketing and sales campaigns enabled Hagemeyer Germany to achieve above-average growth in the small and medium-sized enterprises segment and in the installation materials product group. Revenue growth was also strong in the industrial market. Several new Regional Industrial Competence Centres have been rolled out, providing small and medium-sized enterprises with the necessary specialist support. In addition, the Industrial Key Account Team managed to score an impressive number of new large industrial accounts in 2006.

Strong sales growth and further reduction of the cost base more than compensated for the deterioration of the gross margin and resulted in a further significant operating profit improvement in 2006. The worsening of the gross margin was caused by the negative mix effect on the total gross margin, resulting from the spectacular, mainly copper price related sales increase of the lower gross margin cable product group. This issue was compounded in Germany, where industry practice led to lower gross margins after a copper price increase. Hagemeyer Germany remained one of the top performers in working capital productivity, mainly driven by excellent inventory control and good accounts payable management.

The other operating companies of the Central Europe region, **Switzerland, the Netherlands** and **Austria** all showed a strong performance in 2006. They all grew their revenue by more than 15% and gained share in their respective markets.

The acquisition of BREVA in January 2007 signalled our entry into the Belgian market. BREVA will allow us to serve the Belgian subsidiaries of several global industrial customers.

Nordics

The Nordics region remained our top performer in 2006. It achieved 13.3% organic revenue growth (HY1 2006: 7.0%; HY2: 19.0%). In addition, gross margin improved and the cost-to-revenue ratio decreased. This resulted in a considerable operating profit improvement. Growth in the Nordics was further enhanced by the acquisition of Cardi, a specialist in lighting for the retail sector.

The development of the emerging markets subsidiaries of our Nordics region, **China, Russia, Poland** and **the Baltic States,** was also positive in 2006, with China as our organic growth champion. Originally concentrated on the telecom sector, our Chinese operation is now successfully

expanding its activities to other industries. In Poland, we acquired the remaining 50% of EL-Centrum, the joint venture we had with General Electric.

Spain

With organic revenue growth of 15.9% in 2006 (HY1 2006: 15.0%; HY2: 16.7%) our Spanish operation outperformed the ongoing high market-growth rate in Spain. Residential and non-residential construction and public infrastructure works remained buoyant. Above-average sales growth was also achieved in the industrial market. The opening of new sales branches also contributed to our revenue growth. A new Regional Distribution Centre for Madrid has started operations mid-2006 and a new Regional Distribution Centre for the Barcelona region came on stream early 2007. Construction of a new Regional Distribution Centre for the Andalusian region will start in 2007.

Professional Products and Services North America

Key data *(before exceptional items) (in € millions)*	**FY 2006**	FY 2005
Net revenue	**1,407**	1,307
Organic revenue growth (same number of working days basis)	**9.0%**	8.3%
Gross profit	**317**	285
Gross margin	***22.5%***	*21.8%*
Operating expenses	**(278)**	(270)
Operating expenses as % of net revenue	***(19.8%)***	*(20.7%)*
Other operating (expenses)/income	**0**	0
Operating result	**39**	15
Operating margin	***2.7%***	*1.1%*
Average net working capital	**220**	215
Average net working capital as % of 12 months revenue	***15.7%***	*16.4%*

Net revenue
Net revenue in 2006 was € 1,407 million, an increase of € 100 million compared to the prior year. A small divestment in the US decreased revenue by € 9 million. Foreign exchange rate movements had a negative impact of € 5 million.

Organic growth
Organic growth for the period was € 114 million or 9.0%.

Gross margin
Gross margin improved by 70 basis points, up from 21.8% in 2005 to 22.5% in 2006. This improvement was mainly the result of better pricing management and control in the USA and Canada, the concentration of volumes with strategic suppliers leading to better terms and the weeding out of several low-gross-margin, unprofitable accounts.

Operating expenses
Operating expenses increased by € 8 million from € 270 million in 2005 to € 278 million in 2006. Exchange rate movements reduced operating expenses by € 1 million. Inflation and related salary increases resulted in an increase of € 10 million and a small divestment caused operating expenses to go down by € 2 million. The underlying increase in expenses of € 1 million was primarily the result of several (mainly six-sigma driven) cost-saving initiatives offset by cost increases related to the opening of new integrated supply storerooms in the US, higher employee healthcare costs, an increase in employee bonuses as a result of sales growth and profitability improvement and costs in connection with the project to integrate the three IT systems into one. Operating expenses as a percentage of revenue decreased by 90 basis points, from 20.7% in 2005 to 19.8% in 2006.

Operating result
Operating result (before exceptional items) for the North American region improved from € 15 million in 2005 to € 39 million in 2006. Acquisitions and divestments had an insignificant impact; foreign exchange rate movements reduced the operating result by € 1 million. The operating margin increased to 2.7% in 2006 (2005: 1.1%).

Average net working capital
Average net working capital for the region was 15.7%, down from 16.4% in the prior year. This is mainly due to the inventory ratio. The inventory ratio went down following the implementation of stricter inventory management procedures.

USA
Our US business achieved organic growth of 9.1% in 2006. This strong revenue growth was mainly the result of two large integrated supply customer wins in the second half of 2005 and an exceptionally large construction contract in the first half of the year. Revenue growth decreased from 14.8% in the first half of the year to 3.6% in the second half. This was mainly caused by an increasingly difficult comparison basis during the second half of the year. Revenue growth during the first half of the year was also inflated as a result of the abovementioned large construction project in the southeast. The slowdown in residential construction, the softening of the industrial markets and the winding down of some unprofitable accounts also put some pressure on the second half-year growth rate.

The combination of healthy revenue growth, a better gross margin and a reduced cost to

revenue ratio resulted in a significant profitability improvement in the US.

Canada

Similarly to the USA, Canada saw its growth rate go down in the second half of the year. This was mainly due to the timing of major construction projects in the oil and gas sector.

Mexico

Mexico had a strong growth rate in 2006 as a result of developing new customers in various market segments. Here too, revenue growth decreased in HY2.

Professional Products and Services Asia-Pacific

Key data *(before exceptional items) (in € millions)*	FY 2006	FY 2005
Net revenue	**469**	437
Organic revenue growth (same number of working days basis)	**10.4%**	2.0%
Gross profit	**109**	104
Gross margin	***23.2%***	*23.7%*
Operating expenses	**(98)**	(95)
Operating expenses as % of net revenue	***(20.8%)***	*(21.7%)*
Other operating (expenses)/income	**0**	0
Operating result	**11**	9
Operating margin	***2.4%***	*2.0%*
Average net working capital	**64**	63
Average net working capital as % of 12 months revenue	***13.6%***	*14.4%*

Net revenue
Net revenue in Asia-Pacific increased by € 32 million, up from € 437 million in 2005 to € 469 million in 2006. Divestments and foreign exchange rate movements had a negative impact on revenue of € 9 million each.

Organic growth
Organic growth was € 50 million or 10.4% in 2006 (HY1 2006: 9.5%; HY2: 12.2%). Mainly copper cable related price increases represented approximately two thirds of this growth rate.

Gross margin
The increased share of the Southeast Asian (lower gross margin) companies in our Asia-Pacific revenue base led to a reduction of the region's gross margin by 50 basis points to 23.2% (HY1 2006: 22.4%, HY2: 24.0%). In Australia, several pricing initiatives and the growing share of SME accounts resulted in an improving trend in our gross margin in HY2 2006.

Operating expenses
Operating expenses for PPS Asia-Pacific increased by € 3 million to € 98 million in 2006. Divestments and foreign exchange rate movements caused a decrease of € 2 million each. The underlying cost increase, corrected for inflation and related salary increases, was € 4 million. Operating expenses as a percentage of revenue decreased by 90 basis points from 21.7% in 2005 to 20.8% in 2006.

Operating result
Operating result (before exceptional items) was € 11 million, compared to € 9 million in 2005. The impact of divestments and foreign exchange rate movements was € 1 million negative in total. The operating margin in Australia further increased in 2006.

Average net working capital
Average net working capital as a percentage of net revenue improved to 13.6% in 2006 from 14.4% a year ago, predominantly caused by a better management of inventories and trade receivables.

Australia
In spite of a subdued residential construction market, sales growth in Australia was particularly strong in the small and medium-sized contractor segment, where we gained market share. Product availability and customer service levels continue to improve as a consequence of improved logistics. Sales growth was also strong in the industrial market.

In 2005, under our Australian business, Hagemeyer established start-up operations in **Singapore, Malaysia** and **Thailand** to service global industrial customers. This has now expanded into **Laos**, where we have leveraged existing relationships to supply into this market.

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise. For an explanation of financial definitions please see the Glossary of Terms in Annex XV.

Agencies/Consumer Electronics (ACE)

Key data *(before exceptional items) (in € millions)*	FY 2006	FY 2005
Net revenue	**404**	401
Organic revenue growth (same number of working days basis)	**10.2%**	(4.4%)
Gross profit	**119**	124
Gross margin	***29.5%***	*30.9%*
Operating expenses	**(101)**	(105)
Operating expenses as % of net revenue	***(24.9%)***	*(26.1%)*
Other operating (expenses)/income	**1**	1
Operating result	**19**	20
Operating margin	***4.8%***	*5.0%*
Average net working capital	**74**	73
Average net working capital as % of 12 months revenue	***18.4%***	*18.2%*

Net revenue
Net revenue of the ACE activities in 2006 was € 404 million, an increase of € 3 million compared to 2005. Divestments and foreign exchange rate movements had a negative impact of € 26 million and € 6 million respectively.

Organic growth
Organic growth came to € 35 million. The combination of a more than 15% volume growth and a price decrease of approximately 5% resulted in organic revenue growth of 10.2% in 2006.

Gross margin
Gross margin decreased by 140 basis points from 30.9% to 29.5%. This was mainly caused by a further deterioration of consumer electronics prices and a negative mix effect of lower gross margin products in the Netherlands plus strong pricing pressure from mass retailers in the Australian market, especially in the area of white goods.

Operating expenses
Operating expenses decreased from € 105 million in 2005 to € 101 million in 2006. Divestments have decreased operating expenses by € 5 million; foreign exchange rate movements had a positive impact of € 2 million. Salary and inflation related cost increases amounted to € 3 million. The underlying operating expense base essentially remained unchanged. The cost-to-revenue ratio improved from 26.1% in 2005 to 24.9% in 2006.

Operating result
Operating result (before exceptional items) was € 19 million in 2006, compared to € 20 million in 2005. Divestments and foreign exchange rate movements had a negligible impact. A higher operating result in the Netherlands was more than offset by a lower operating result in our Australian and Asian businesses.

Average net working capital
Average net working capital as a percentage of net revenue remained almost unchanged (18.4% in 2006 versus 18.2% in 2005). Improved inventory productivity in the Netherlands was offset by an increased trade receivables ratio in Australia.

The Netherlands
Our Panasonic business in the Netherlands achieved spectacular sales growth, driven by flat TV screens, digital still cameras and DVD recorders. We achieved significant market share gains in all three product categories. Flat screen TV sales received an important boost from the World Cup Football in Germany.

Australia
Sales remained flat for our Australian ACE operation in 2006. Our white goods business in particular suffered from a severe decline in housing activity. To maintain and even further increase the market share of our top brands during this temporary market decline remains the No. 1 priority for our Australian organisation.

Asia
Weak consumer markets in some of our countries (**Taiwan, South Korea** and **Micronesia**) and the termination of several agencies slowed down sales growth for 2006. Our Asian ACE organisation is stepping up efforts to acquire new agencies. Several are planned to go on stream in 2007.

Annex I

FY 2006 key operational results at a glance (before exceptional items)

	Net revenue (in € millions)			Organic revenue growth (in %)		
	FY 2006	FY 2005	Variance	FY 2006	FY 2005	Variance
Total Group	**6,228**	5,595	+633	**11.5%**	4.7%	+6.8%
Total PPS	**5,824**	5,193	+631	**11.6%**	5.4%	+6.2%
PPS Europe	**3,948**	3,449	+499	**12.8%**	4.9%	+7.9%
PPS North America	**1,407**	1,307	+100	**9.0%**	8.3%	+0.7%
PPS Asia-Pacific	**469**	437	+32	**10.4%**	2.0%	+8.4%
ACE	**404**	401	+3	**10.2%**	(4.4%)	+14.6%

	Gross profit (in € millions)			Gross margin (in %)		
	FY 2006	FY 2005	Variance	FY 2006	FY 2005	Variance
Total Group	**1,440**	1,303	+137	**23.1%**	23.3%	(0.2%)
Total PPS	**1,321**	1,179	+142	**22.7%**	22.7%	+0.0%
PPS Europe	**895**	790	+105	**22.7%**	22.9%	(0.2%)
PPS North America	**317**	285	+32	**22.5%**	21.8%	+0.7%
PPS Asia-Pacific	**109**	104	+5	**23.2%**	23.7%	(0.5%)
ACE	**119**	124	(5)	**29.5%**	30.9%	(1.4%)

	Operating expenses (in € millions)			Operating expenses as a % of revenue		
	FY 2006	FY 2005	Variance	FY 2006	FY 2005	Variance
Total Group	**1,252**	1,217	+35	**20.1%**	21.8%	(1.7%)
Total PPS	**1,151**	1,113	+38	**19.8%**	21.4%	(1.6%)
PPS Europe	**754**	723	+31	**19.1%**	21.0%	(1.9%)
PPS North America	**278**	270	+8	**19.8%**	20.7%	(0.9%)
PPS Asia-Pacific	**98**	95	+3	**20.8%**	21.7%	(0.9%)
Corporate	**21**	25	(4)	**n.a.**	n.a.	n.a.
ACE	**101**	105	(4)	**24.9%**	26.1%	(1.2%)

	Operating result (in € millions)			Operating margin (in %)		
	FY 2006	FY 2005	Variance	FY 2006	FY 2005	Variance
Total Group	**190**	88	+102	**3.0%**	1.6%	+1.4%
Total PPS	**171**	67	+104	**2.9%**	1.3%	+1.6%
PPS Europe	**141**	68	+73	**3.6%**	2.0%	+1.6%
PPS North America	**39**	15	+24	**2.7%**	1.1%	+1.6%
PPS Asia-Pacific	**11**	9	+2	**2.4%**	2.0%	+0.4%
Corporate	**(20)**	(25)	+5	**n.a.**	n.a.	n.a.
ACE	**19**	20	(1)	**4.8%**	5.0%	(0.2%)

	Net working capital [1] (in € millions)			Net working capital ratio [2]		
	FY 2006	FY 2005	Variance	FY 2006	FY 2 2005	Variance
Total Group	**770**	725	+45	**12.4%**	13.0%	(0.6%)
Total PPS	**696**	652	+44	**12.0%**	12.6%	(0.6%)
PPS Europe	**432**	387	+45	**10.9%**	11.2%	(0.3%)
PPS North America	**220**	215	+5	**15.7%**	16.4%	(0.7%)
PPS Asia-Pacific	**64**	63	+1	**13.6%**	14.4%	(0.8%)
Corporate	**(20)**	(13)	(7)	**n.a.**	n.a.	n.a
ACE	**74**	73	+1	**18.4%**	18.2%	+0.2%

1) 13 months average net working capital
2) 13 months average net working capital as percentage of 12 months net revenue

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise. For an explanation of financial definitions please see the Glossary of Terms in Annex XV.

Annex II

Consolidated income statement

(in € thousands)	2006	2005	HY2 2006	HY2 2005
Net revenue	**6,228,203**	5,594,616	3,240,934	2,954,252
Cost of sales	**(4,788,366)**	(4,293,890)	(2,498,019)	(2,263,783)
Gross profit	**1,439,837**	1,300,726	742,915	690,469
Operating expenses	**(1,273,915)**	(1,267,316)	(643,345)	(632,670)
Other operating income / (expense)	**710**	9,751	1,772	8,814
Operating profit / (loss)	**166,632**	43,161	101,342	66,613
Share in results of associated companies and joint ventures	**2,550**	2,596	1,361	1,567
Financial income	**13,917**	12,456	11,592	(3,985)
Finance expense	**(68,508)**	(103,773)	(34,030)	(56,068)
Profit (loss) before taxes	**114,591**	(45,560)	80,265	8,127
Current taxes	**(18,763)**	(15,697)	(7,201)	(6,337)
Deferred taxes	**43,727**	3,265	40,222	(1,291)
Net result for the period	**139,555**	(57,992)	113,286	499
Net result attributable to equity holders of the parent	**139,553**	(57,992)	113,284	499
Net result attributable to minority interest	**2**	-	2	-
Number of shares outstanding at 31 December	**513,315,359**	516,191,042		
Fully diluted number of shares outstanding at 31 December	**640,212,467**	641,017,242		
Number of FTEs at 31 December	**17,519**	17,209		

Annex III

Consolidated balance sheet

(in € thousands)	31-12-2006	31-12-2005
Assets		
Non-current assets		
Goodwill	**510,569**	526,454
Other intangible assets	**23,139**	19,456
Property, plant and equipment	**207,763**	210,046
Investment in associates and joint ventures	**4,796**	13,939
Finance lease receivables	**2,593**	3,162
Other non-current financial assets	**7,443**	13,997
Deferred tax assets	**68,184**	24,056
Retirement benefit assets	**450**	1,365
	824,937	812,475
Current assets		
Inventories	**670,478**	643,432
Trade receivables	**1,012,745**	935,373
Other receivables and prepayments	**35,600**	62,280
Cash and cash equivalents	**80,444**	85,542
	1,799,267	1,726,627
Non-current assets classified as held for sale	**7,561**	1,751
	1,806,828	1,728,378
Total assets	**2,631,765**	2,540,853
Equity and liabilities		
Equity		
Equity attributable to equity holders	**820,996**	730,951
Minority interest	**101**	-
	821,097	730,951
Non-current liabilities		
Subordinated convertible bonds	**105,086**	235,250
Provisions	**51,069**	70,544
Retirement benefit obligations	**131,173**	131,421
Bank debt	**239,558**	289,220
Finance lease obligations [1]	**85,786**	100,645
Deferred tax liabilities	**5,598**	4,076
Other long-term liabilities	**2,113**	1,155
	620,383	832,311
Current liabilities		
Trade payables and other liabilities [1]	**997,903**	920,020
Subordinated convertible bonds	**139,687**	-
Income tax liabilities	**22,067**	27,467
Provisions	**27,115**	24,254
Short-term debt and current portion of long-term debt	**3,513**	5,850
	1,190,285	977,591
Total equity and liabilities	**2,631,765**	2,540,853

[1] Certain reclassifications have been made to align the 31 December 2005 amounts to the 31 December 2006 presentation

Annex IV

Consolidated statement of changes in equity (before appropriation of net result)

(in € thousands)	Share capital	Share premium	Other reserves	Retained earnings	Profit / (loss) for the period	Total equity
	Attributable to equity holders					
Balance at 31 December 2005	619,429	38,920	75,741	54,853	(57,992)	730,951
Changes in equity for the period 1 January 2006 – 31 December 2006						
Allocation of 2005 loss				(57,992)	57,992	-
Unrealised exchange differences on translation foreign operations			(33,724)			(33,724)
Realised exchange differences recognised in the income statement			(7,893)			(7,893)
Revaluation gain taken to equity			1,815			1,815
Portion of revaluation gain transferred to income statement			(308)			(308)
Net gains / (losses) cash flow hedges			117			117
Net income / (loss) recognised directly in equity	-	-	(39,993)	(57,992)	57,992	(39,993)
Profit / (loss) for the period					139,553	139,553
Total recognised income and expense for the period	-	-	(39,993)	(57,992)	197,545	99,560
Share-based compensation plans			2,058			2,058
Net purchase of shares for share-based compensation plans				(11,638)		(11,638)
Award of conditional shares to employees	120	92	(212)			-
Issue of share capital to employees	13	26				39
Issue of share capital for bond conversion	16	19	(9)			26
Balance at 31 December 2006	**619,578**	**39,057**	**37,585**	**(14,777)**	**139,553**	**820,996**

Annex V

Consolidated statement of cash flows

(in € thousands)	2006	2005
Operating activities		
Operating profit / (loss)	**166,632**	43,161
Adjusted for:		
- Depreciation and amortisation	**45,537**	46,002
- Impairment losses	**22,534**	32,021
- (Gain) / loss on disposal of property, plant and equipment	**(2,255)**	73
- (Gain) / loss on disposal of subsidiaries	**1,578**	(8,204)
- Other non-cash movements	**10,017**	10,177
- Increase / (decrease) in provisions	**(17,572)**	(10,662)
Changes in working capital:		
- Inventories	**(38,392)**	(27,771)
- Receivables	**(76,159)**	(60,274)
- Trade payables and other liabilities	**57,527**	86,148
Operating cash flow	**169,447**	110,671
Interest received	**3,673**	4,080
Dividends received from associates	**1,759**	66
Interest paid and similar charges	**(40,108)**	(74,128)
Income taxes paid	**(21,848)**	(7,628)
Net cash from / (used in) operating activities	**112,923**	33,061
Investing activities		
Purchase of property, plant and equipment	**(38,659)**	(28,033)
Proceeds from sale of property, plant and equipment	**17,787**	3,511
Purchase of / proceeds from intangible assets	**(8,096)**	(5,225)
Acquisition of subsidiaries, net of cash acquired	**(8,546)**	413
Divestments of / (investments in) subsidiaries, participations and other investments	**7,627**	15,094
Other investments and changes in receivables - net	**630**	(683)
Net cash from / (used in) investing activities	**(29,257)**	(14,923)
Financing activities		
Proceeds from long-terms loans and similar instruments	**-**	135,000
Repayments of long-term loans and similar instruments	**(39,391)**	(169,936)
Payment of obligations under finance leases	**(38,372)**	(16,305)
Proceeds from issue of shares to shareholders	**39**	-
Purchase of own shares	**(7,119)**	-
Proceeds from sale of shares to employees	**1,487**	-
Proceeds from issue of shares of minority interests	**100**	-
Dividend to minority interests	**(1)**	(1)
Increase / (decrease) in other non current liabilities	**(292)**	(247)
Increase / (decrease) in short-term debt	**(4,293)**	3,218
Net cash from / (used in) financing activities	**(87,842)**	(48,271)
Net increase / (decrease) in cash and cash equivalents	**(4,176)**	(30,133)
Change in cash and cash equivalents		
At 1 January	**85,542**	113,915
Net increase / (decrease) in cash and cash equivalents	**(4,176)**	(30,133)
Currency translation effects	**(922)**	1,760
At 31 December	**80,444**	85,542

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise. For an explanation of financial definitions please see the Glossary of Terms in Annex XV.

Annex VI

Free cash flow reconciliation

(in € thousands)	2006	2005
Free cash flow reconciliation		
EBITDA before exceptional items	**235,358**	133,645
Change in trading working capital	**(59,577)**	(1,897)
Change in non trading working capital and non-exceptional items provisions	**7,455**	1,061
Net interest and similar charges	**(34,676)**	(69,982)
Income taxes paid	**(21,848)**	(7,628)
Exceptional cash flow (before divestments / acquisitions)	**(13,789)**	(22,138)
Net cash from / (used in) operating activities	**112,923**	33,061
Net purchase of non-current operating assets	**(65,401)**	(35,447)
Of which: purchase of non-current operating assets through financial lease	**36,433**	5,700
Free cash flow (before divestments / acquisitions)	**83,955**	3,314
Cash flow from divestments / acquisitions	**(289)**	14,824
Free cash flow (after divestments / acquisitions)	**83,666**	18,138

Annex VII

Reconciliation from IFRS to Hagemeyer performance measures

Group

Income statement *(in € thousands)*	IFRS FY 2006	Charged to exceptional items FY 2006	Income statement *(in € thousands)*	Hagemeyer performance measures FY 2006	Hagemeyer performance measures FY 2005
Net revenue	6,228,203		Net revenue	6,228,203	5,594,616
Gross profit	1,439,837		Gross profit before exceptional items	1,439,837	1,303,157
Operating expenses	(1,273,915)	21,611	Operating expenses before exceptional items	(1,252,304)	(1,217,064)
Other operating income	710	1,578	Other operating income before exceptional items	2,288	1,549
Operating result	166,632	23,189	Operating result before exceptional items	189,821	87,642

PPS Total (including corporate)

Income statement *(in € thousands)*	IFRS FY 2006	Charged to exceptional items FY 2006	Income statement *(in € thousands)*	Hagemeyer performance measures FY 2006	Hagemeyer performance measures FY 2005
Net revenue	5,823,580		Net revenue	5,823,580	5,193,153
Gross profit	1,320,365		Gross profit before exceptional items	1,320,365	1,179,064
Operating expenses	(1,171,675)	20,197	Operating expenses before exceptional items	(1,151,478)	(1,112,818)
Other operating income	(136)	1,578	Other operating income before exceptional items	1,442	1,046
Operating result	148,554	21,775	Operating result before exceptional items	170,329	67,292

PPS Europe

Income statement *(in € thousands)*	IFRS FY 2006	Charged to exceptional items FY 2006	Income statement *(in € thousands)*	Hagemeyer performance measures FY 2006	Hagemeyer performance measures FY 2005
Net revenue	3,947,736		Net revenue	3,947,736	3,448,916
Gross profit	894,925		Gross profit before exceptional items	894,925	790,402
Operating expenses	(774,764)	20,170	Operating expenses before exceptional items	(754,594)	(723,383)
Other operating income	1,228	(688)	Other operating income before exceptional items	540	822
Operating result	121,389	19,482	Operating result before exceptional items	140,871	67,841

Annex VII (continued)

Reconciliation from IFRS to Hagemeyer performance measures

PPS North America

Income statement *(in € thousands)*	IFRS FY 2006	Charged to exceptional items FY 2006	Income statement *(in € thousands)*	Hagemeyer performance measures FY 2006	FY 2005
Net revenue	1,407,017		Net revenue	1,407,017	1,307,024
Gross profit	316,581		Gross profit before exceptional items	316,581	285,103
Operating expenses	(273,717)	(4,490)	Operating expenses before exceptional items	(278,207)	(269,838)
Other operating income	462	(248)	Other operating income before exceptional items	214	(520)
Operating result	43,326	(4,738)	Operating result before exceptional items	38,588	14,746

PPS Asia-Pacific

Income statement *(in € thousands)*	IFRS FY 2006	Charged to exceptional items FY 2006	Income statement *(in € thousands)*	Hagemeyer performance measures FY 2006	FY 2005
Net revenue	468,828		Net revenue	468,828	437,213
Gross profit	108,859		Gross profit before exceptional items	108,859	103,558
Operating expenses	(97,261)	(307)	Operating expenses before exceptional items	(97,568)	(94,863)
Other operating income	0		Other operating income before exceptional items	0	(12)
Operating result	11,598	(307)	Operating result before exceptional items	11,291	8,683

ACE

Income statement *(in € thousands)*	IFRS FY 2006	Charged to exceptional items FY 2006	Income statement *(in € thousands)*	Hagemeyer performance measures FY 2006	FY 2005
Net revenue	404,623		Net revenue	404,623	401,463
Gross profit	119,472		Gross profit before exceptional items	119,472	124,094
Operating expenses	(102,240)	1,414	Operating expenses before exceptional items	(100,826)	(104,660)
Other operating income	846		Other operating income before exceptional items	846	501
Operating result	18,078	1,414	Operating result before exceptional items	19,492	19,935

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise. For an explanation of financial definitions please see the Glossary of Terms in Annex XV.

Annex VIII

Summary organic revenue growth

2006	Same number of working days						
	FY 2006	HY2 2006	Q4 2006	Q3 2006	HY1 2006	Q2 2006	Q1 2006
PPS Europe	**12.8%**	**15.8%**	**16.8%**	**14.8%**	**9.5%**	**13.3%**	**5.9%**
PPS Nordics	*13.3%*	*19.0%*	*19.4%*	*18.5%*	*7.0%*	*12.1%*	*2.2%*
PPS Germany	*14.6%*	*18.5%*	*21.8%*	*15.1%*	*10.1%*	*14.1%*	*6.4%*
PPS Other Central Europe	*17.6%*	*17.9%*	*16.5%*	*19.5%*	*17.3%*	*21.3%*	*13.4%*
PPS UK	*8.6%*	*9.5%*	*8.7%*	*10.2%*	*7.7%*	*9.1%*	*6.3%*
PPS Spain	*15.9%*	*16.7%*	*19.3%*	*13.9%*	*15.0%*	*21.5%*	*8.6%*
PPS North America	**9.0%**	**3.6%**	**2.0%**	**5.2%**	**14.4%**	**13.8%**	**15.0%**
PPS USA	*9.1%*	*3.6%*	*1.9%*	*5.3%*	*14.8%*	*14.4%*	*15.1%*
PPS Asia-Pacific	**10.4%**	**12.2%**	**10.7%**	**13.8%**	**9.5%**	**11.6%**	**7.7%**
PPS Total	**11.6%**	**12.5%**	**12.7%**	**12.3%**	**10.7%**	**13.3%**	**8.4%**
Agencies/CE	**10.2%**	**4.0%**	**(0.2%)**	**8.9%**	**18.6%**	**24.8%**	**12.6%**
Group total	**11.5%**	**11.9%**	**11.8%**	**12.1%**	**11.2%**	**14.0%**	**8.6%**

2006	Unadjusted for working days						
	FY 2006	HY2 2006	Q4 2006	Q3 2006	HY1 2006	Q2 2006	Q1 2006
PPS Europe	**12.2%**	**14.4%**	**15.6%**	**13.1%**	**9.8%**	**8.7%**	**11.0%**
PPS Nordics	*12.5%*	*17.3%*	*17.8%*	*16.8%*	*7.0%*	*6.8%*	*7.4%*
PPS Germany	*13.7%*	*16.7%*	*20.0%*	*13.3%*	*10.1%*	*8.7%*	*11.5%*
PPS Other Central Europe	*17.1%*	*16.3%*	*15.1%*	*17.6%*	*17.8%*	*18.1%*	*17.5%*
PPS UK	*8.6%*	*8.6%*	*8.7%*	*8.5%*	*8.6%*	*5.7%*	*11.6%*
PPS Spain	*14.9%*	*14.9%*	*17.3%*	*12.1%*	*15.0%*	*15.9%*	*13.9%*
PPS North America	**8.8%**	**2.7%**	**1.7%**	**3.7%**	**15.1%**	**13.2%**	**17.0%**
PPS USA	*9.1%*	*2.8%*	*1.9%*	*3.7%*	*15.7%*	*14.4%*	*16.9%*
PPS Asia-Pacific	**11.9%**	**12.2%**	**11.2%**	**13.2%**	**11.7%**	**9.1%**	**14.6%**
PPS Total	**11.3%**	**11.3%**	**11.9%**	**10.8%**	**11.3%**	**9.8%**	**12.9%**
Agencies/CE	**9.5%**	**3.0%**	**(0.4%)**	**7.0%**	**18.1%**	**19.6%**	**16.5%**
Group total	**11.2%**	**10.7%**	**10.9%**	**10.5%**	**11.7%**	**10.4%**	**13.1%**

2005	Same number of working days						
	FY 2005	HY2 2005	Q4 2005	Q3 2005	HY1 2005	Q2 2005	Q1 2005
PPS Europe	**4.9%**	**5.1%**	**7.1%**	**3.2%**	**4.6%**	**3.6%**	**5.3%**
PPS Nordics	*8.2%*	*6.1%*	*9.3%*	*2.9%*	*10.7%*	*7.2%*	*14.1%*
PPS Germany	*4.9%*	*6.9%*	*8.2%*	*5.8%*	*2.6%*	*3.3%*	*1.8%*
PPS Other Central Europe	*4.2%*	*6.8%*	*9.1%*	*4.4%*	*(0.1%)*	*0.4%*	*(0.9%)*
PPS UK	*0.5%*	*0.4%*	*1.1%*	*(0.2%)*	*0.6%*	*(0.2%)*	*1.3%*
PPS Spain	*9.8%*	*11.5%*	*13.4%*	*9.6%*	*8.1%*	*8.0%*	*7.7%*
PPS North America	**8.3%**	**10.5%**	**11.2%**	**9.8%**	**5.8%**	**7.2%**	**4.2%**
PPS USA	*7.7%*	*10.3%*	*11.1%*	*9.4%*	*4.8%*	*5.9%*	*3.7%*
PPS Asia-Pacific	**2.0%**	**1.9%**	**1.8%**	**1.9%**	**1.4%**	**0.1%**	**4.1%**
PPS Total	**5.4%**	**6.2%**	**7.7%**	**4.8%**	**4.5%**	**4.1%**	**4.9%**
Agencies/CE	**(4.4%)**	**2.8%**	**10.2%**	**(3.7%)**	**(12.4%)**	**(18.5%)**	**(4.8%)**
Group total	**4.7%**	**5.9%**	**7.9%**	**4.1%**	**3.3%**	**2.3%**	**4.3%**

2005	Unadjusted for working days						
	FY 2005	HY2 2005	Q4 2005	Q3 2005	HY1 2005	Q2 2005	Q1 2005
PPS Europe	**4.3%**	**4.2%**	**4.8%**	**3.4%**	**4.5%**	**7.2%**	**1.7%**
PPS Nordics	*8.1%*	*6.0%*	*8.0%*	*3.7%*	*10.6%*	*11.1%*	*10.1%*
PPS Germany	*3.6%*	*4.5%*	*3.3%*	*5.8%*	*2.6%*	*6.7%*	*(1.4%)*
PPS Other Central Europe	*4.5%*	*6.6%*	*9.2%*	*4.0%*	*2.4%*	*4.8%*	*(0.1%)*
PPS UK	*(0.3%)*	*(0.3%)*	*(0.5%)*	*(0.2%)*	*(0.2%)*	*3.1%*	*(3.4%)*
PPS Spain	*9.4%*	*10.6%*	*11.5%*	*9.6%*	*8.1%*	*11.4%*	*4.3%*
PPS North America	**8.6%**	**11.1%**	**12.3%**	**9.9%**	**5.9%**	**7.6%**	**4.0%**
PPS USA	*8.1%*	*11.2%*	*13.0%*	*9.4%*	*4.8%*	*5.9%*	*3.7%*
PPS Asia-Pacific	**1.7%**	**2.5%**	**2.9%**	**2.1%**	**0.8%**	**4.0%**	**(2.6%)**
PPS Total	**5.1%**	**5.7%**	**6.5%**	**4.9%**	**4.5%**	**7.0%**	**1.9%**
Agencies/CE	**(4.3%)**	**2.6%**	**8.5%**	**(3.5%)**	**(12.1%)**	**(15.5%)**	**(7.6%)**
Group total	**4.4%**	**5.5%**	**6.7%**	**4.3%**	**3.2%**	**5.1%**	**1.2%**

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise. For an explanation of financial definitions please see the Glossary of Terms in Annex XV.

Annex IX

Variance by PPS region (before exceptional items)

Net revenue *(in € millions)*	FY 2006	FY 2005	Variance	Organic growth	Acquisitions/ divestments	FX effect
PPS Europe	**3,948**	3,449	499	421	72	6
PPS North America	**1,407**	1,307	100	114	(9)	(5)
PPS Asia-Pacific	**469**	437	32	50	(9)	(9)
PPS Total	**5,824**	5,193	631	585	54	(8)

Gross profit *(in € millions)*	FY 2006	FY 2005	Variance	Underlying movement	Acquisitions/ divestments	FX effect
PPS Europe	**895**	790	105	93	11	1
PPS North America	**317**	285	32	36	(2)	(2)
PPS Asia-Pacific	**109**	104	5	10	(2)	(3)
PPS Total	**1,321**	1,179	142	139	7	(4)

Operating expenses *(in € millions)*	FY 2006	FY 2005	Variance	Underlying movement	Inflation related	Acquisitions/ divestm	FX effect
PPS Europe	**754**	723	31	5	16	9	1
PPS North America	**278**	270	8	1	10	(2)	(1)
PPS Asia-Pacific	**98**	95	3	4	3	(2)	(2)
Corporate	**21**	25	(4)	(4)	0	0	0
PPS Total	**1,151**	1,113	38	6	29	5	(2)

Operating results *(in € millions)*	FY 2006	FY 2005	Variance	Underlying movement	Acquisitions/ divestments	FX effect
PPS Europe	**141**	68	73	72	2	(1)
PPS North America	**39**	15	24	25	0	(1)
PPS Asia-Pacific	**11**	9	2	3	0	(1)
Corporate	**(20)**	(25)	5	5	0	0
PPS Total	**171**	67	104	105	2	(3)

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise. For an explanation of financial definitions please see the Glossary of Terms in Annex XV.

Annex X

Analysis of exceptional items

Net exceptional items for 2006 amount to € 23.2 million.
This charge consists of:

(in € million)	2006
Restructuring charge – PPS	
- UK: impairment of pre-paid leases and assets	(20.8)
- Exceptional items related to restructuring of logistics in Spain	(1.7)
- Other	3.0
Result on sale of subsidiaries, participations and investments	(1.6)
Other items	(2.1)
Total of exceptional charges	**(23.2)**

Annex XI

Net financial income / (expenses)

(in € millions)	2006	2005
Net interest income / (expense)	**(23.1)**	(29.1)
Coupon payments subordinated convertible bonds	**(13.3)**	(12.2)
Make whole payment	**0.0**	(7.5)
Interest expense financial lease	**(9.6)**	(9.3)
Other cash financial income / (expense)	**(3.4)**	(1.6)
Subtotal cash financial income / (expense)	**(49.4)**	(59.7)
Interest accrual on subordinated convertible bonds	**(9.6)**	(8.1)
Fair value adjustment on conversion option of subordinated convertible bonds	**0.0**	(20.3)
Foreign exchange movements in value realised on liquidation of inactive companies	**7.9**	0.0
Other non-cash financial income / (expense)	**(3.5)**	(3.2)
Subtotal non-cash financial income / (expense)	**(5.2)**	(31.6)
Net financial income / (expense)	**(54.6)**	(91.3)

Annex XII

PPS financial objective: 2009 ROIC 11% - 15%[1]

(in € millions) 12 months rolling	FY 2005		FY 2006		2009 objective[7]
Net revenue	5,193		5,824		100%
Organic revenue growth	5.4%		11.6%		assumed 4-6% [6]
Gross profit	1,179	22.7%	1,321	22.7%	23% - 24%
Operating expenses [3]	(1,112)	(21.4%)	(1,150)	(19.7%)	appr. (19%)
Operating result [4]	67	1.3%	171	2.9%	4% - 5%
Pro forma tax charge 26%	(17)	(0.3%)	(44)	(0.8%)	appr. (1%)
NOPAT [4]	**50**	**1.0%**	**127**	**2.2%**	**3% - 4%**
PPS ROIC [2]	**3.3%**		**8.2%**		**11% - 15%**
13 months rolling					
Average invested capital	**1,505**	**29.0%**	**1,541**	**26.5%**	**25% - 26%**
Average working capital	652	12.6%	696	12.0%	11% - 12%
Average capitalised goodwill [5]	609	11.7%	614	10.5%	appr. 9%
Average other assets	224	4.7%	231	4.0%	appr. 5%

[1] As compared to a current Weighted Average Cost of Capital (WACC) of 9%

[2] Net operating profit after taxes, excluding exceptional items / average invested capital

[3] Including corporate expenses and other operating income, assuming 2% - 3% annual cost inflation

[4] Before exceptional items in 2005 and 2006

[5] At historic cost, excluding amortisation

[6] Assuming 4% - 6% annual revenue growth, of which 1% - 2% price increase

[7] Excluding major acquisitions and/or divestments

Annex XIII

Specification of average invested capital

Average (in € millions)	Goodwill (13 months rolling)		Net working capital (13 months rolling)		Other assets (13 months rolling)		Total (13 months rolling)	
Period ending	**31-12-06**	31-12-05	**31-12-06**	31-12-05	**31-12-06**	31-12-05	**31-12-06**	31-12-05
PPS Europe	**195**	191	**432**	387	**171**	183	**798**	761
PPS North America	**198**	200	**220**	215	**42**	38	**460**	453
PPS Asia-Pacific	**114**	117	**64**	63	**15**	16	**193**	196
Corporate & Other	**7**	1	**(20)**	(13)	**3**	7	**(10)**	(5)
PPS Total [1]	**514**	509	**696**	652	**231**	244	**1,441**	1,405
ACE	**5**	5	**74**	73	**6**	6	**85**	84
Group Total	**519**	514	**770**	725	**237**	250	**1,526**	1,489

[1] The average goodwill includes € 614 million capitalised goodwill (31-12-2005: € 609 million) and € 100 million amortisation (31-12-2005: € 100 million)

Annex XIV

Net revenue principal operating companies

(in € millions)	**2006**	2005
PPS Europe		
Central Europe		
Germany (incl. Czech Republic)	**919.3**	807.4
Netherlands	**190.0**	163.6
Switzerland and Austria	**125.3**	106.9
UK		
United Kingdom and Ireland	**1,103.8**	1,012.6
Nordics		
Sweden	**602.5**	547.4
Norway	**256.6**	230.1
Finland	**195.8**	180.5
China, Russia, Poland, Estonia, Latvia and Lithuania	**203.2**	94.8
South		
Spain	**351.2**	305.6
PPS North America		
United States	**1,157.8**	1,080.9
Canada and Mexico	**249.2**	226.1
PPS Asia-Pacific		
Australia	**448.9**	430.5
Singapore, Malaysia and Thailand	**19.9**	6.7
ACE		
Australia and New Zealand	**201.4**	212.2
Netherlands	**145.8**	129.8
China (Hong Kong), Taiwan, Korea and Micronesia	**57.4**	59.5
Total net revenue	**6,228.2**	5,594.6

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise. For an explanation of financial definitions please see the Glossary of Terms in Annex XV.

Annex XV

Glossary of terms

Average net working capital	Average net working capital based on the closing balance of each month in the period December to December (13 months)
Basic earnings per share	Net result per ordinary share based on the weighted average number of ordianry shares outstanding during the year, rounded to the nearest € cent
Diluted earnings per share	Net result per ordinary share based on the weighted average number of ordinary shares outstanding, plus the effect of conversion rights of convertible bonds, dilutive options and share rights
Dilutive options and share rights	Those options and share rights of which the exercise price is below the average market price over the period and of which the conditions for exercise have been satisfied. The option and share rights are only included to the extent that they would, if exercised, decrease earnings per share
EBITDA	Earnings before interest, tax, depreciation and amortisation
Exceptional items	Income or expenses related to normal operating activities, which because of their nature, magnitude or frequency of occurrence, are reported separately in order to provide a fair view on the result from normal operating activities, and in particular the development thereof
Free cash flow before acquisitions / divestments	Net cash flow from operating activities less net capital expenditures, before acquisitions and divestments of subsidiaries
Gross margin	Gross profit as a percentage of net revenue
Gross profit	Net revenue less cost of sales
Net interest expense	Interest expense from cash amounts drawn under group and/or local senior facilities plus annual coupon payments on subordinated convertible bonds minus interest earned on cash investments and cash balances
Net revenue	Revenue net of sales taxes, discounts, bonuses and rebates
Net senior debt	Cash amounts drawn under group and/or local senior facilities, minus freely available cash investments and cash balances
Net trading working capital	Inventories and trade receivables, less trade payables
Net working capital	Net trading working capital, other current receivables and pre-payments, less other current liabilities
Number of FTEs	Number of employees expressed as Full Time Equivalent
Operating margin	Operating result before exceptional items as a percentage of net revenue
Operating result	Gross profit less operating expenses plus other operating income
Organic revenue growth	Net revenue in the current period at current exchange rates less net revenue in the base period at current exchange rates, adjusted for net revenue from acquired and divested companies
Organic revenue growth percentage	Organic revenue growth as a percentage of net revenue in the base period at current exchange rates, adjusted for net revenue from companies, acquired or divested since the base period, calculated on a same number of working days basis

HAGEMEYER

PERSBERICHT

JAARCIJFERS 2006



JAARCIJFERS 2006

Highlights

- Netto winst: € 140 miljoen (inclusief € 44 miljoen latente belasting bate); € 198 miljoen beter dan 2005 (2005: netto verlies € 58 miljoen)
- Hagemeyer stelt voor uitkering van dividend te hervatten met een contant dividend van € 0,06 per aandeel over 2006
- Bedrijfsresultaat (vóór bijzondere posten) van de Groep: € 190 miljoen, € 102 miljoen hoger dan 2005. Hierin is een geschat eenmalig positief voorraadeffect begrepen, als gevolg van prijsstijgingen voor koperkabel producten, van tussen de € 30 miljoen en € 35 miljoen
- Autonome groei PPS activiteiten in 2006: 11,6%, waarvan circa 60% is toe te schrijven aan voornamelijk prijsstijgingen voor koperkabel producten
- Positieve vrije kasstroom van € 84 miljoen voor het hele jaar (tweede halfjaar 2006: € 156 miljoen positief)
- Positief bedrijfsresultaat (vóór bijzondere posten) voor Hagemeyer UK
- Vooruitzichten: PPS ROIC doelstelling voor 2007 teruggebracht van 10% naar 9% (2006: 8,2%)

OVERZICHT BELANGRIJKSTE OPERATIONELE RESULTATEN 2006: Zie Bijlage I, pagina 19.

Kerngetallen *(in € miljoen)*	**2006**	2005	**HJ2 2006**	HJ2 2005
Netto omzet	**6.228**	5.595	3.241	2.954
Autonome omzetgroei (gelijk aantal werkdagen)	**11,5%**	4,7%	11,9%	5,9%
Bruto marge	**23,1%**	23,3%	22,9%	23,4%
Operationeel resultaat (vóór bijzondere posten)	**190**	88	113	79
Bijzondere posten	**(23)**	(45)	(11)	(13)
Bedrijfsresultaat	**167**	43	102	66
Netto resultaat	**140**	(58)	114	0
Netto resultaat per gewoon aandeel (in €)	**0,27**	(0,11)	0,22	0,00
Verwaterd netto resultaat per gewoon aandeel (in €)	**0,25**	(0,11)	0,20	0,00
Vrije kasstroom vóór acquisities en desinvesteringen	**84**	3	156	76
Netto senior schuld per 31 december	**(163)**	(210)	(163)	(210)

Rudi de Becker, CEO:

"Begin 2004, aan het begin van Hagemeyers turnaround en na een jaar waarin wij een netto verlies leden van € 318 miljoen[1], gaven wij onszelf drie jaar om Hagemeyer weer winstgevend te maken. Wij hebben die belofte waargemaakt en wij zijn blij dat we over 2006 een netto winst van € 140 miljoen kunnen rapporteren, 198 miljoen beter dan in 2005. De vrije kasstroom over 2006 was € 84 miljoen en wij stellen voor om weer dividend te gaan uitkeren. Een sterke wereldeconomie en hoge koperkabelprijzen hebben een positieve invloed gehad, maar verreweg de grootste bijdrage aan deze positieve resultaten kwam van de sterke onderliggende verbetering van het bedrijfsresultaat van de onderneming. Hagemeyers turnaround is succesvol afgerond en wij staan nu voor een nieuwe fase, een fase van meer aandacht voor winstgevende groei – zowel op eigen kracht als door gerichte acquisities. Het onderliggende momentum van verbetering is positief bij Hagemeyer en als de wereldeconomie niet aanzienlijk verslechtert, verwachten wij onze winstgevendheid in 2007 verder te kunnen verbeteren."

[1] Dutch GAAP

Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld.
Voor een toelichting van de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XV.
Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is.

Geconsolideerde omzet en resultaten

Kerncijfers (vóór bijzondere posten) *(in € miljoen)*	2006	2005
Netto omzet	6.228	5.595
Autonome omzetgroei (gelijk aantal werkdagen)	11,5%	4,7%
Bruto omzetresultaat	1.440	1.303
Bruto marge	*23,1%*	*23,3%*
Operationele lasten	(1.252)	(1.217)
Operationele lasten als % van de netto omzet	*(20,1%)*	*(21,8%)*
Overige operationele (lasten) / baten	2	2
Bedrijfsresultaat	190	88
Operationele marge	*3,0%*	*1,6%*
Gemiddeld netto werkkapitaal	770	725
Gemiddeld netto werkkapitaal als % van 12 maanden omzet	*12,4%*	*13,0%*

Goedkeurende accountantsverklaring

Bijlage II 'Geconsolideerde winst- en verliesrekening', Bijlage III 'Geconsolideerde balans', Bijlage IV 'Geconsolideerd mutatie-overzicht van het eigen vermogen' en Bijlage V 'Geconsolideerd kasstroom overzicht', zoals opgenomen in dit persbericht zijn gebaseerd op de opgemaakte jaarrekening per 31 december 2006, die nog niet krachtens wettelijke voorschriften is openbaar gemaakt. Ingevolge artikel 2: 395 BW melden wij dat onze accountant, Deloitte Accountants B.V. bij de opgemaakte jaarrekening een goedkeurende accountantsverklaring heeft verstrekt. Voor het inzicht dat is vereist voor een verantwoorde oordeelsvorming omtrent de financiële positie en de resultaten van Hagemeyer N.V. en voor een toereikend inzicht in de reikwijdte van de controle van Deloitte Accountants B.V. dient dit persbericht te worden gelezen in samenhang met de jaarrekening waaraan dit persbericht is ontleend, alsmede met de door Deloitte Accountants B.V. daarbij op 19 februari 2007 verstrekte accountantsverklaring. Wij verwachten deze stukken eind maart 2007 openbaar te kunnen maken. De jaarrekening is nog niet vastgesteld door de algemene vergadering van aandeelhouders.

IFRS richtlijnen en waarderingsgrondslagen

De geconsolideerde cijfers van Hagemeyer N.V. over 2005 en 2006 zijn gebaseerd op de International Financial Reporting Standards (IFRS) en de interpretaties zoals uitgegeven door het International Financial Reporting Interpretation Committee (IFRIC), zoals van kracht op het moment van de samenstelling van deze jaarcijfers (februari 2007). Hagemeyer N.V. gebruikt bepaalde niet-IFRS begrippen, zoals bijzondere posten, om de transparantie te verbeteren. De analyse in dit persbericht is gebaseerd op resultaten vóór bijzondere posten. Voor een aansluiting van alle niet-IFRS posten in dit persbericht naar IFRS cijfers wordt verwezen naar Bijlage VII. Voor de gebruikte financiële begrippen zie de Verklarende Woordenlijst (Bijlage XV).

Belangrijkste gebeurtenissen

In **januari 2006** werd de acquisitie van de resterende 50% van de aandelen in EL-Centrum (Polen) afgerond. Vanaf dat moment worden de resultaten van deze onderneming geconsolideerd. De onderneming, die nu opereert onder de naam Elektroskandia Polen, maakt deel uit van onze PPS regio Nordics.

Per **februari 2006**, heeft Hagemeyer een zestal constructie en installatie verkoop-vestigingen in de omgeving van Pittsburgh, PA in de Verenigde Staten gedesinvesteerd.

Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld.
Voor een toelichting van de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XV.
Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is.

In **juni 2006** werd in Zweden Cardi, een specialist op het gebied van verlichting voor de detailhandel, overgenomen.

In **december 2006,** maakte Hagemeyer haar voornemen bekend om de € 150 miljoen 5,75% achtergestelde converteerbare obligaties (looptijd tot 2009) af te lossen. Op 31 januari 2007 werd de beslissing om de obligaties op 2 maart 2007 af te lossen bevestigd.

Op **8 januari 2007,** werd de acquisitie van BREVA, een distributeur van elektrotechnische materialen en Maintenance, Repair en Operations (MRO) producten gespecialiseerd in het industriële segment in België, afgerond. Vanaf deze datum worden de resultaten van deze onderneming geconsolideerd in onze boeken.

Netto omzet

De netto omzet over 2006 bedroeg € 6.228 miljoen (2005: € 5.595 miljoen). Door het netto effect van acquisities en desinvesteringen in 2005 en 2006 nam de omzet toe met € 28 miljoen. Wisselkoersmutaties leidden tot een daling van de omzet met € 15 miljoen, voornamelijk als gevolg van een zwakkere US dollar en Australische dollar en sterkere valuta in Canada, Zweden en het Verenigd Koninkrijk ten opzichte van de euro.

Autonome groei

De autonome omzetgroei voor de Groep was € 620 miljoen. Het percentage autonome omzetgroei voor het hele jaar bedroeg 11,5% en nam toe van 11,2% over het eerste halfjaar tot 11,9% over het tweede halfjaar. Ongeveer 60% van deze groei kan worden toegeschreven aan prijsstijgingen, voornamelijk gerelateerd aan koperkabel producten.

Zowel de PPS en ACE activiteiten realiseerden in 2006 een dubbelcijferige groei.

Bruto omzetresultaat

Het bruto omzetresultaat (vóór bijzondere posten) bedroeg € 1.440 miljoen, een toename van € 137 miljoen ten opzichte van 2005. De autonome groei van het bruto omzetresultaat was € 142 miljoen. Acquisities en desinvesteringen leidden tot een toename van het bruto omzetresultaat van € 1 miljoen. Als gevolg van wisselkoersmutaties nam het bruto omzetresultaat met € 6 miljoen af.

Bruto marge

De bruto marge van de Groep nam met 20 basispunten af van 23,3% in 2005 tot 23,1% in 2006. De PPS bruto marge bleef ongewijzigd op 22,7% (eerste halfjaar 2006: 22,9%, tweede halfjaar: 22,5%); de bruto marge bij ACE daalde van 30,9% in 2005 tot 29,5% in 2006.

Operationele lasten

De operationele lasten (vóór bijzondere posten) namen met € 35 miljoen (2,9%) toe van € 1.217 miljoen tot € 1.252 miljoen. Acquisities en desinvesteringen hadden geen effect. Als gevolg van wisselkoersmutaties namen de operationele lasten af met € 3 miljoen. Inflatie in het algemeen en daarmee verband houdende hogere loonkosten leidden tot een stijging van de operationele lasten met € 32 miljoen. Deze factoren buiten beschouwing latend, was sprake van een onderliggende kostenstijging van € 6 miljoen. Dit is de resultante van kostenbesparingen in ACE en onze PPS ondernemingen in het Verenigd Koninkrijk en Duitsland en kostenstijgingen bij alle andere PPS ondernemingen ter ondersteuning van toegenomen bedrijvigheid.

Arbeidsplaatsen

Het aantal arbeidsplaatsen (FTE's) per 31 december 2006 bedroeg 17.519 ten opzichte van 17.209 per 31 december 2005. Van de toename met 310 FTE's in 2006, zijn 267 FTE's toe te schrijven aan acquisities. Als gevolg van desinvesteringen nam het aantal arbeidsplaatsen af met 93 FTE's. De resterende autonome toename van het aantal arbeidsplaatsen was 136 FTE's.

Bedrijfsresultaat

Het bedrijfsresultaat (vóór bijzondere posten) verbeterde van € 88 miljoen in 2005 tot € 190 miljoen in 2006, als gevolg van een sterke omzetgroei en een betere kostenbeheersing.

Bijzondere posten

In 2006 heeft Hagemeyer € 23 miljoen aan bijzondere lasten (2005: € 45 miljoen) geboekt. Een overzicht van de bijzondere posten in 2006 is opgenomen in Bijlage X.

Netto financiële lasten

De netto financiële lasten over 2006 bedroegen € 55 miljoen (2005: € 91 miljoen). Deze daling van de financiële lasten is voornamelijk het gevolg van de post reële waarde aanpassingen van de optiecomponent van onze achtergestelde converteerbare obligaties in 2005, die in 2006 niet meer voorkomt nadat per 1 december 2005 afstand gedaan was van het 'cash alternative election' recht bij deze obligaties. Verder is de afname van financiële lasten toe te schrijven aan een lagere renteopslag, het ontbreken van aan de herfinanciering gerelateerde kosten zoals gemaakt in 2005 en een positief resultaat van € 8 miljoen, dat bestaat uit gerealiseerde wisselkoersmutaties van deelnemingen in slapende ondernemingen die in de loop van 2006 werden geliquideerd (zie Bijlage XI).

Belastingen

De acute belastinglast over 2006 bedroeg € 19 miljoen, ten opzichte van € 15 miljoen in 2005. In 2006 is per saldo een latente belastingbate van € 44 miljoen ten gunste van het resultaat geboekt. De verhoging van latente belastingvorderingen met betrekking tot compensabele verliezen is het belangrijkste bestanddeel van deze latente belastingbate. Deze verhoging van latente belastingvorderingen is het gevolg van verbeterde huidige resultaten en verwachte toekomstige resultaten bij groepsmaatschappijen met compensabele verliezen. De verwachte toekomstige resultaten evenals de van toepassing zijnde belastingtarieven zullen ieder halfjaar worden beoordeeld. Dit kan mogelijk leiden tot aanpassingen in de gevormde latente belastingvorderingen en belastingverplichtingen. Per 31 december 2006 heeft de groep € 1.050 miljoen aan compensabele verliezen die verrekend kunnen worden met belastbaar inkomen in de toekomst. Voor een bedrag van € 693 miljoen van deze verliezen is nog geen latente belastingvordering gevormd. Als deze compensabele verliezen in de toekomst worden benut bedraagt de verwachte besparing op toekomstige belastingbetalingen als gevolg van het gebruik van deze verliezen ongeveer € 197 miljoen.

Netto resultaat

Het netto resultaat over 2006 was € 140 miljoen positief, ten opzichte van een netto verlies van € 58 miljoen in 2005 (of € 38 miljoen negatief, indien de reële waarde-aanpassing van de optiecomponent van de achtergestelde converteerbare obligaties buiten beschouwing wordt gelaten).

PPS ROIC

Onze belangrijkste prestatie indicator is Return on Invested Capital (ROIC). De ROIC voor onze PPS activiteiten verbeterde van 3,3% (2005) tot 8,2% in 2006. Dit verhoudt zich tot een Weighted Average Cost of Capital (WACC) van 9%. Die is 1% hoger dan het niveau van 8% in 2005, als gevolg van verbeterde rendementen op de aandelenmarkt (zie Bijlage XII).

Vrije kasstroom

De vrije kasstroom vóór acquisities en desinvesteringen was € 84 miljoen (2005: € 3 miljoen). Deze verbetering van de vrije kasstroom is voornamelijk het gevolg van een beter bedrijfsresultaat. Ook de lagere netto financiële lasten en minder uitgaven aan bijzondere lasten hadden een positief effect. Een hoger werkkapitaal, voornamelijk door hogere voorraadwaarderingen als gevolg van aan koperkabel producten gerelateerde prijsstijgingen, resulteerde in een uitgaande kasstroom. De vrije kasstroom nam ook af als gevolg van hogere belasting-betalingen.

Netto senior schuld

De netto senior schuld van de Groep nam af van € 210 miljoen ultimo 2005 tot € 163 miljoen per 31 december 2006.

Eigen vermogen

Het eigen vermogen per 31 december bedroeg € 821 miljoen, een toename van € 90 miljoen. De belangrijkste elementen van deze verbetering zijn de netto winst over 2006 van € 140 miljoen, een negatief wisselkoerseffect van € 34 miljoen op

de waardering van dochtermaatschappijen en inkoop van eigen aandelen ten bedrage van € 12 miljoen.

Uitstaande aandelen

Het aantal uitstaande aandelen per 31 december 2006 was 513.315.359 (31 december 2005: 516.191.042). Het gewogen gemiddelde aantal uitstaande aandelen in 2006 is 516.231.499.

Om toekomstige verplichtingen uit aandelengerelateerde beloningen aan werknemers af te dekken heeft Hagemeyer in 2006 3 miljoen eigen aandelen via de aandelenbeurs ingekocht. Het netto resultaat per gewoon aandeel, gebaseerd op het gewogen gemiddelde aantal uitstaande aandelen, nam toe tot € 0,27 voor 2006 (2005: € 0,11 negatief). Het totaal aantal uitstaande aandelen Hagemeyer zal naar verwachting ultimo februari 2007 met circa 73,5 miljoen aandelen toenemen. Dit is het gevolg van Hagemeyers voornemen om de in februari 2004 uitgegeven € 150 miljoen aan achtergestelde converteerbare obligaties af te lossen. Verwacht wordt dat de houders van deze converteerbare obligaties zullen kiezen voor conversie (tegen een prijs € 2,04) in plaats van voor aflossing. Voor de berekening van het verwaterde resultaat per aandeel, is het gewogen gemiddelde aantal uitstaande aandelen 639.152.960. Dit is inclusief het verwaterende effect van optie- en aandelenrechten.

Dividend

Hagemeyers reserverings- en dividendbeleid wordt met name bepaald door haar financieringsstrategie. Aan deze strategie liggen onder andere de volgende doelstellingen ten grondslag:

1. een 'vermogensratio' (eigen vermogen / totale activa) van ten minste 25%. Ter referentie, deze ratio bedroeg per jaareinde 2006 31,2%, het voorgestelde dividend buiten beschouwing latend, en per jaareinde 2005 28,8%; en
2. een netto senior schuld van maximaal 2 keer de 12 maands cumulatieve EBITDA.

Daarnaast geldt dat dividend slechts kan worden uitgekeerd tot ten hoogste het bedrag van het uitkeerbare deel van het eigen vermogen.

Hagemeyers beoogt om, binnen deze beperkingen, een dividend uit te keren van 30% - 40% van de netto winst, gecorrigeerd voor bepaalde materiële eenmalige posten. Het dividend zal in beginsel in contanten worden uitgekeerd. Het niet uitgekeerde deel van de netto winst zal worden toegevoegd aan de algemene reserve.

In overeenstemming met het reserverings- en dividendbeleid wordt voorgesteld een dividend vast te stellen van € 0,06 per aandeel, hetgeen overeenkomt met 37% van de netto winst na correctie voor de eenmalige post latente belastingen ter grootte van € 44 miljoen. Uitgaande van 100% conversie in 2007 van de € 150 miljoen achtergestelde converteerbare obligaties, zou dit tot een dividendbetaling van € 35,4 miljoen leiden op 589,9 miljoen aandelen, inclusief 73,5 miljoen aandelen uitgegeven als gevolg van deze te verwachten conversie. Het dividend zal volledig in contanten worden betaald. Het niet uitgekeerde deel van de netto winst zal worden toegevoegd aan de algemene reserves. Na goedkeuring door de Algemene Vergadering van Aandeelhouders, zullen de aandelen met ingang van 26 april 2007 ex-dividend worden genoteerd. Uitkering van het dividend zal op 16 mei 2007 plaatsvinden.

Jaarverslag/AVA

Hagemeyers jaarverslag over 2006 zal eind maart 2007 beschikbaar zijn. De jaarlijkse Algemene Vergadering van Aandeelhouders (AVA) vindt plaats op dinsdag 24 april 2007 om 14.00 in de Heianzaal van het Okura Hotel Amsterdam, Ferdinand Bolstraat 33 in Amsterdam. Vanaf vandaag is de concept agenda voor de AVA beschikbaar op de corporate website van Hagemeyer. De Raad van Bestuur heeft bepaald dat voor deze vergadering als stem- en vergadergerechtigden gelden, zij die op 26 maart 2007 (de 'Registratiedatum') als zodanig zijn ingeschreven in één of meerdere registers en die tevens voor deze vergadering zijn aangemeld. Nadere informatie omtrent de Registratiedatum is beschikbaar via de corporate website van Hagemeyer (www.hagemeyer.com).

Vooruitzichten voor 2007

Het is onze doelstelling om de winstgevendheid in 2007 verder te verbeteren. In 2006 veroorzaakte de spectaculaire, door de koperprijs veroorzaakte omzetstijging van onze lagere bruto marge kabelproducten een negatief marge/mix effect voor PPS. Hierdoor kwam de PPS bruto marge in 2006 lager uit dan verwacht. Als gevolg hiervan en aannemende dat er zich geen aanzienlijke wijziging in de koperprijzen voordoet, kan het moeilijk zijn om in 2007 de voor een PPS ROIC van 10% benodigde bruto marge te behalen. Daarom hebben wij besloten om onze 2007 PPS ROIC doelstelling terug te brengen naar de oorspronkelijke 9%, zoals begin 2004 geïntroduceerd (PPS ROIC 2006: 8,2%). Als we er vanuit gaan dat de koperprijzen gedurende de rest van het jaar rond het niveau van midden februari blijven dan zou de negatieve prijsinflatie op koperkabel producten die hiervan het gevolg is kunnen leiden tot druk op de omzetgroei, met name vanaf het tweede kwartaal van 2007.

Doelstelling 2009

Onze doelstelling voor 2009 blijft een ROIC van tussen 11% en 15% voor PPS. Wij beschouwen de onderbreking van de opwaartse trend in onze bruto marge in 2006 als een tijdelijke zaak, veroorzaakt door een externe factor. Daarom blijven wij streven naar een bruto marge van 23% tot 24% in 2009. Het niveau van de verwachte operationele lasten in 2009 is aangepast naar circa 19% van de omzet. Daardoor zal de daaruit voortkomende operationele marge voor 2009 nu liggen tussen de 4% en 5%. Voor nadere details en aannames met betrekking tot het PPS ROIC model en de doelstelling voor 2009, verwijzen wij graag naar Bijlage XII.

Naarden, 21 februari 2007
HAGEMEYER N.V.
Raad van Bestuur

In 2006 realiseerde Hagemeyer een netto omzet van € 6,2 miljard (2005: € 5,6 miljard) en had circa 17.500 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal laten in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.

Dit persbericht bevat forward-looking statements. Alle mededelingen anders dan beschrijvingen van historische feiten die in dit jaarverslag zijn opgenomen, met inbegrip van onder andere mededelingen met betrekking tot onze financiële positie, bedrijfsstrategie en de plannen en doelstellingen van het management met betrekking tot toekomstige activiteiten, zijn forward-looking statements. Deze forward-looking statements zijn gebaseerd op onze huidige verwachtingen en projecties met betrekking tot toekomstige gebeurtenissen, met inbegrip van talrijke veronderstellingen over onze huidige en toekomstige bedrijfsstrategieën, activiteiten en de omgeving waarin wij in de toekomst zullen handelen. Deze forward-looking statements bevatten bekende en onbekende risico's, onzekerheden, veronderstellingen en andere factoren met betrekking tot het bedrijf, met inbegrip van: ons vermogen om onze operationele prestaties te verbeteren, onze inkomsten te verhogen en onze marges te verbeteren; ons vermogen om uitgaven en verliezen te beperken; ons vermogen om onze schuldenlast te verminderen; onze liquiditeitsbehoeften die de verwachte behoeften overtreffen; ons vermogen om onze relaties met leveranciers, verzekeraars en klanten te behouden; ons vermogen om ons marktaandeel te behouden in de landen waar wij actief zijn; de ontwikkeling van de wereldeconomie, in het bijzonder met betrekking tot de vraag naar bouw- en installatieproducten, elektrotechnische materialen en producten op het gebied van veiligheid en Maintenance, Repair en Operations; en onze verwachte toekomstige resultaten. Op veel van onze veronderstellingen kan Hagemeyer geen invloed uitoefenen en deze zijn inherent onderworpen aan substantiële onzekerheid. Onze veronderstellingen bevatten belangrijke elementen van subjectieve beoordeling die al dan niet accuraat kunnen blijken te zijn. Dientengevolge kan er geen garantie worden gegeven omtrent de analyses of conclusies die voortvloeien uit analyses op basis van deze veronderstellingen. Deze forward-looking statements laten de impact van op dit moment niet voorziene reële-waarde-aanpassingen en/of waardeverminderingen buiten beschouwing. Feitelijke resultaten kunnen in belangrijke mate afwijken van hetgeen in deze forward-looking statements is aangegeven en u dient hier niet zonder meer op te vertrouwen. De hierin vermelde forward-looking statements hebben betrekking op de situatie vanaf de datum waarop zij zijn gedaan en kunnen zonder nadere aankondiging worden gewijzigd en tenzij wij hiertoe verplicht zijn krachtens relevante wetgeving of relevante regelgeving van beurzen waarop onze aandelen verhandeld worden, hebben wij geen enkele intentie noch de verplichting om forward-looking statements te actualiseren.

Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld.
Voor een toelichting van de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XV.
Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is.

Professional Products en Services*

Kerncijfers (vóór bijzondere posten) *(in € miljoen)*	2006	2005
Netto omzet	**5.824**	5.193
Autonome omzetgroei (gelijk aantal werkdagen)	**11,6%**	5,4%
Bruto omzetresultaat	**1.321**	1.179
Bruto marge	***22,7%***	*22,7%*
Operationele lasten	**(1.151)**	(1.113)
Operationele lasten als % van de netto omzet	***(19,8%)***	*(21,4%)*
Overige operationele (lasten) / baten	**1**	1
Bedrijfsresultaat	**171**	67
Operationele marge	***2,9%***	*1,3%*
Gemiddeld netto werkkapitaal	**696**	652
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***12,0%***	*12,6%*

* inclusief hoofdkantoorkosten

Netto omzet [1] *(in € miljoen)*	2006	2005	*Verschil*	*Autonome groei*	*Acquisities/ desinvest*	*Wisselkoers effect*
PPS Europa	3.948	3.449	499	421	72	6
PPS Noord-Amerika	1.407	1.307	100	114	(9)	(5)
PPS Azië-Pacific	469	437	32	50	(9)	(9)
PPS Totaal	5.824	5.193	631	585	54	(8)

[1] Voor een analyse per PPS regio van de verschillen ten aanzien van bruto omzetresultaat, operationele lasten en bedrijfsresultaat zie Bijlage IX.

Netto omzet
De netto omzet voor de PPS activiteiten bedroeg in 2006 € 5.824 miljoen (2005: € 5.193 miljoen). Het netto effect van acquisities en desinvesteringen was € 54 miljoen positief. Wisselkoersmutaties leidden tot een € 8 miljoen lagere omzet.

Autonome groei
De autonome omzetgroei over 2006 van onze kernactiviteit PPS was 11,6% ofwel € 585 miljoen (2005: 5,4%). Naar schatting is ongeveer 60% hiervan afkomstig van voornamelijk aan koperkabel producten gerelateerde prijsstijgingen. De autonome omzetgroei in het vierde kwartaal van 2006 was 12,7% (derde kwartaal: 12,3%). Alle regio's realiseerden dubbelcijferige of bijna dubbelcijferige autonome groei in 2006, waarbij Centraal Europa (inclusief Duitsland), Spanje, Nordics en Azië-Pacific de beste prestaties leverden. De omzetgroei in Noord-Amerika nam gedurende de tweede helft van het jaar af, voornamelijk als gevolg van een steeds moeilijker wordende vergelijkingsbasis. Ook onze werkmaatschappijen in de opkomende markten ontwikkelden zich zeer positief.

Bruto marge
Met 22,7% bleef onze PPS bruto marge gelijk aan die van 2005. Als gevolg van aanzienlijke prijsstijgingen van koperkabel producten daalde onze bruto marge in de loop van het jaar, van 22,9% over het eerste halfjaar tot 22,5% in het tweede halfjaar. Door deze prijsstijgingen was sprake van een spectaculaire stijging van onze kabelomzet. Als gevolg hiervan nam het aandeel van de kabel productgroep, met een lagere bruto marge, in onze totale PPS activiteiten aanzienlijk toe. Dit veroorzaakte een negatief mix effect in de totale PPS bruto marge. Daarnaast kunnen distributeurs in Duitsland, in lijn met hetgeen in de sector gebruikelijk is, hun bruto marge niet handhaven wanneer zij geconfronteerd worden met koperprijsstijgingen. Dit leidde tot een sterke daling van de bruto marge op kabels bij onze werkmaatschappij in Duitsland. In andere landen konden wij de hogere kabelprijzen over het algemeen goed doorberekenen aan de markt. Deze negatieve effecten konden slechts gedeeltelijk gecompenseerd worden door winsten uit voorraadwaardestijgingen. De kabel productgroep buiten beschouwing latende, nam onze PPS bruto marge in 2006 met 50 basispunten toe. Dit is een duidelijke indicatie dat de maatregelen die wij de afgelopen jaren hebben geïmplementeerd om de bruto marge te verbeteren effect blijven sorteren.

Operationele lasten
De operationele lasten als percentage van de omzet verbeterden met 160 basispunten van 21,4% in 2005 tot 19,8% in 2006. Ten opzichte van 2005 nam de onderliggende kostenbasis bij PPS in 2006

met € 6 miljoen toe. Hierbij is het effect van acquisities/desinvesteringen, wisselkoersmutaties en algemene inflatie en daarmee verbandhoudende loonkostenstijgingen buiten beschouwing gelaten. Kostenbesparingen in het Verenigd Koninkrijk en Duitsland werden meer dan teniet gedaan door kostenstijgingen, voornamelijk verband houdende met omzetgroei, bij de andere werkmaatschappijen.

Bedrijfsresultaat
Het bedrijfsresultaat (vóór bijzondere posten) van onze PPS activiteiten nam toe van € 67 miljoen positief (operationele marge 1,3%) in 2005 tot € 171 miljoen (operationele marge 2,9%) in 2006, een verbetering van € 104 miljoen. Acquisities en desinvesteringen hadden een positief effect van € 2 miljoen en wisselkoersmutaties een negatief effect van € 3 miljoen op het bedrijfsresultaat. Wij schatten dat stijgingen in de koperprijs in 2006 een eenmalig positief voorraadeffect van € 30 miljoen tot € 35 miljoen op ons bedrijfsresultaat hadden.

Gemiddeld netto werkkapitaal
Het gemiddelde netto werkkapitaal als percentage van de omzet (12 maanden voortschrijdend) voor de PPS activiteiten verbeterde met 60 basispunten van 12,6% in 2005 tot 12,0% in 2006. Dit was voornamelijk het gevolg van beter voorraadbeheer en een verbetering in de handelscrediteurentermijn door betere betalingscondities met leveranciers.

Professional Products en Services Europa

Kerncijfers (vóór bijzondere posten) *(in € miljoen)*	2006	2005
Netto omzet	3.948	3.449
Autonome omzetgroei (gelijk aantal werkdagen)	12,8%	4,9%
Bruto omzetresultaat	895	790
Bruto marge	*22,7%*	*22,9%*
Operationele lasten	(754)	(723)
Operationele lasten als % van de netto omzet	*(19,1%)*	*(21,0%)*
Overige operationele (lasten) / baten	0	1
Bedrijfsresultaat	141	68
Operationele marge	*3,6%*	*2,0%*
Gemiddeld netto werkkapitaal	432	387
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	*10,9%*	*11,2%*

Netto omzet
De netto omzet over 2006 was € 3.948 miljoen, een toename van € 499 miljoen ten opzichte van 2005. Acquisities en desinvesteringen en wisselkoersmutaties leidden tot een omzetstijging van respectievelijk € 72 miljoen en € 6 miljoen.

Autonome groei
De autonome groei over het hele jaar bedroeg 12,8% (€ 421 miljoen). Meer dan 60% van deze groei was toe te schrijven aan prijsstijgingen, voornamelijk in koperkabels. De autonome omzetgroei nam versneld toe van 14,8% in het derde kwartaal tot 16,8% in het vierde kwartaal. De regio Nordics, Duitsland en Spanje leverden de grootste bijdrage aan deze groei.

Bruto marge
De bruto marge nam in 2006 met 20 basispunten af, van 22,9% tot 22,7%. Gedurende het jaar nam de bruto marge af van 23,1% in het eerste halfjaar tot 22,3% in de tweede helft van het jaar. Deze verslechtering van de bruto marge werd veroorzaakt door een aanzienlijk negatief mix effect als gevolg van het toegenomen aandeel in de totale omzet van de productgroep kabel, met een lagere bruto marge, na de extreme stijgingen van de koperprijs in 2006. Dit negatieve effect werd verder versterkt door een aanzienlijke daling van de bruto marge van de koperkabel productgroep in Duitsland, waar de in de branche gebruikelijke praktijk leidt tot lagere bruto marges op kabels na een stijging van de koperprijs. De kabel productgroep buiten beschouwing latend was sprake van een verbetering van de bruto marge bij PPS Europa met 40 basispunten.

Operationele lasten
De operationele lasten namen met € 31 miljoen toe, van € 723 miljoen in 2005 tot € 754 miljoen in 2006. Acquisities en desinvesteringen leidden tot een toename van de operationele lasten met € 9 miljoen. De operationele lasten stegen met respectievelijk € 1 miljoen en € 16 miljoen als gevolg van wisselkoersmutaties en inflatie. De onderliggende kostenstijging bedroeg € 5 miljoen. Kostenbesparingen in het Verenigd Koninkrijk (het resterende effect van de sluiting van ons nationaal distributiecentrum in Runcorn in 2005) en in Duitsland, werden tenietgedaan door hogere variabele kosten ter ondersteuning van een verhoogd activiteitenniveau. Onze Spaanse organisatie had te maken met hogere kosten verband houdend met de implementatie van twee nieuwe regionale distributiecentra (Madrid en Barcelona).

In 2006 nam het personeelsbestand in Europa toe met 373 FTE's. Hiervan hielden 267 FTE's verband met acquisities.

Bedrijfsresultaat
Het bedrijfsresultaat (vóór bijzondere posten) verbeterde met € 73 miljoen, van € 68 miljoen in 2005 tot € 141 miljoen in 2006. Acquisities en desinvesteringen hadden een positief effect van € 2 miljoen. Er was nagenoeg geen effect van wisselkoersmutaties op het bedrijfsresultaat.

Gemiddeld netto werkkapitaal
Het gemiddelde netto werkkapitaal als percentage van de omzet verbeterde van 11,2% in 2005 tot 10,9% in 2006. Dit is het gevolg van een hogere productiviteit van de voorraden en een verbetering in handelscrediteuren.

Verenigd Koninkrijk

De autonome omzetgroei in het Verenigd Koninkrijk kwam in 2006 uit op 8,6% (2005: 0,5%), voornamelijk als gevolg van prijsstijgingen. Het marktklimaat in het Verenigd Koninkrijk bleef positief, voornamelijk gesteund door niet-residentiële bouw en overheidsuitgaven. Bovengemiddelde groei werd gerealiseerd in het segment midden- en kleinbedrijf. De uitbreiding en verdere professionalisering van ons verkoopteam en vestigingennetwerk begint vruchten af te werpen. Ook de activiteiten op het gebied van opleiding en ontwikkeling werden aanzienlijk opgevoerd.

De brutomarge verbeterde bij de meeste bedrijven in het Verenigd Koninkrijk, voornamelijk als gevolg van intensievere opleiding van het personeel, de introductie van hulpmiddelen ter verbetering van de bruto marge en het toepassen van striktere winstgevendheids criteria bij het aannemen van grote klanten en grote projecten.

De operationele lasten werden verder teruggebracht in 2006, voornamelijk als gevolg van het resterende effect van de sluiting van ons nationale distributie centrum in Runcorn in 2005 en de daarmee verband houdende herstructurering van ons logistieke netwerk. De kosten voor logistiek zullen naar verwachting afnemen als gevolg van de opening van een nieuw regionaal distributiecentrum in Park Royal, Londen, waardoor kleinere distributiecentra gesloten konden worden. De sluiting van ons distributiecentrum in Wolverhampton werd in februari 2007 bekend gemaakt. Het aantal regionale distributiecentra is nu gedaald van de oorspronkelijke tien tot zeven. Er zijn plannen voor een verdere stroomlijning met als doel de voorraad- en logistieke kosten verder terug te brengen en de klantenservice te verbeteren. De succesvolle herstructurering van de industriële divisie, die geïntegreerd werd in Newey & Eyre, onze belangrijkste activiteit in het Verenigd Koninkrijk, leidde ook tot een aanzienlijke reductie van de kosten en biedt een solide platform voor toekomstige groei.

De combinatie van hervatte omzetgroei, een verbetering van de brutomarge en kostendalingen, stelde Hagemeyer UK in staat om over 2006 een positief bedrijfsresultaat te realiseren. Het negatieve bedrijfsresultaat (vóór bijzondere posten) van € 35 miljoen in 2005 werd omgebogen in een positief bedrijfsresultaat (vóór bijzondere posten) van € 6 miljoen in 2006. Hoewel nog verwijderd van onze middellange termijn winst doelstellingen voor Hagemeyer UK, betekent deze prestatie toch een aanzienlijke verbetering en een verdere belangrijke stap richting volledig herstel van onze activiteiten in het Verenigd Koninkrijk.

Centraal Europa

Hagemeyer **Duitsland** handhaafde de sterke groei in 2006. De autonome omzet groeide versneld van 4,9% in 2005 naar 14,6% in 2006 (eerste halfjaar 2006: 10,1%; tweede halfjaar: 18,5%). De Duitse markt versterkte aanzienlijk in 2006. Er kwam een einde aan de jarenlange teruggang in het constructie en installatie segment en in de markt voor elektrotechnische groothandel was sprake van een bijna dubbelcijferige groei. Hagemeyer Duitsland won verder marktaandeel. Voornamelijk aan koperkabel producten gerelateerde prijsstijgingen vertegenwoordigden ongeveer 60% van onze autonome omzetgroei in Duitsland. De omzet nam in het vierde kwartaal met 21,8% toe, voornamelijk als gevolg van het feit dat klanten hun bestellingen opvoerden vooruitlopend op een stijging van de BTW van 16% naar 19% op 1 januari 2007. Ook het zachte winterweer had een positief effect in het vierde kwartaal. Succesvolle marketing- en verkoopcampagnes stelden Hagemeyer Duitsland in staat bovengemiddelde groei te realiseren in het midden- en kleinbedrijf segment en in de productgroep installatiemateriaal. Ook in het industriële segment was sprake van sterke omzetgroei. Er werden verschillende nieuwe regionale Industriële Competentie Centra uitgerold om het midden- en kleinbedrijf van de noodzakelijke specialistische ondersteuning te voorzien. Daarnaast zag het Industrial Key Account Team in 2006 kans een indrukwekkend aantal nieuwe grote industriële klanten binnen te halen.

Sterke omzetgroei en verdere afname van de kostenbasis boden ruim voldoende compensatie voor de verslechtering van de bruto marge en resulteerden in een verdere aanzienlijke verbetering van het bedrijfsresultaat in 2006. De verslechtering van de bruto marge werd veroorzaakt door het negatieve mix effect op de totale bruto marge als gevolg van de spectaculaire, voornamelijk aan de koperprijs gerelateerde, toename van de omzet van de productgroep kabel met een lagere bruto marge. In Duitsland werd dit probleem nog versterkt, omdat daar de in de sector gebruikelijke praktijk leidde tot lagere bruto marges na een stijging van de koperprijs. Hagemeyer Duitsland bleef één van onze best presterende bedrijven op het gebied van werkkapitaal productiviteit, voornamelijk door een uitstekend voorraad- en crediteurenbeheer.

De andere werkmaatschappijen in de regio Centraal Europa; **Zwitserland, Nederland** en **Oostenrijk** leverden allemaal een sterke prestatie in 2006. Zij realiseerden allemaal een omzetgroei van meer dan 15% en wonnen marktaandeel in hun respectieve markten.

Met de acquisitie van BREVA in januari 2007 zijn wij nu ook actief op de Belgische markt. BREVA zal ons in staat stellen de Belgische vestigingen van verschillende van onze wereldwijd opererende industriële klanten te bedienen.

Nordics

De regio Nordics bleef onze beste performer in 2006. Er werd een autonome omzetgroei van 13,3% gerealiseerd (eerste halfjaar 2006: 7,0%; tweede halfjaar: 19,0%). Bovendien verbeterde de bruto marge en namen de kosten als percentage van de omzet af. Dit resulteerde in een aanzienlijke verbetering van het bedrijfsresultaat. De groei in de Nordics werd verder versterkt door de acquisitie van Cardi, een specialist op het gebied van verlichting voor de detailhandel.

De ontwikkeling van de activiteiten van dochterondernemingen in opkomende markten die onder de regio Nordics vallen, **China, Rusland, Polen** en **de Baltische Staten** was ook positief in 2006, met China als onze kampioen op het gebied van autonome groei. Ons bedrijf in China, dat zich oorspronkelijk richtte op de telecomsector, breidt haar activiteiten nu succesvol uit naar andere industrieën. In Polen namen wij de resterende 50% van de aandelen over in EL-Centrum, de voormalige joint venture met General Electric.

Spanje

Onze Spaanse activiteit realiseerde een autonome omzetgroei in 2006 van 15,9% (eerste halfjaar 2006: 15,0%; tweede halfjaar: 16,7%). Deze groei was sterker dan de nog steeds hoge groei van de Spaanse markt. Woning- en utiliteitsbouw en openbare infrastructurele werken bleven bloeiend. Ook in het industriële segment werd bovengemiddelde omzetgroei gerealiseerd. De omzetgroei werd ook gestimuleerd door de opening van nieuwe verkoopvestigingen. Medio 2006 werd een nieuw regionaal distributiecentrum voor Madrid en omgeving operationeel en begin 2007 startte het nieuwe distributiecentrum voor de regio Barcelona met haar activiteiten. In 2007 wordt begonnen met de bouw van een nieuw regionaal distributiecentrum voor Andalusië.

Professional Products en Services Noord-Amerika

Kerncijfers (vóór bijzondere posten) *(in € miljoen)*	2006	2005
Netto omzet	**1.407**	1.307
Autonome omzetgroei (gelijk aantal werkdagen)	**9,0%**	8,3%
Bruto omzetresultaat	**317**	285
Bruto marge	***22,5%***	*21,8%*
Operationele lasten	**(278)**	(270)
Operationele lasten als % van de netto omzet	***(19,8%)***	*(20,7%)*
Overige operationele (lasten) / baten	**0**	0
Bedrijfsresultaat	**39**	15
Operationele marge	***2,7%***	*1,1%*
Gemiddeld netto werkkapitaal	**220**	215
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***15,7%***	*16,4%*

Netto omzet
De netto omzet over 2006 bedroeg € 1.407 miljoen, een toename van € 100 miljoen ten opzichte van het vorige jaar. Door een kleine desinvestering in de Verenigde Staten nam de omzet met € 9 miljoen af. Wisselkoersmutaties hadden een negatief effect van € 5 miljoen.

Autonome groei
De autonome omzetgroei over 2006 bedroeg € 114 miljoen ofwel 9,0%.

Bruto marge
De bruto marge verbeterde met 70 basispunten van 21,8% in 2005 tot 22,5% in 2006. Deze verbetering was voornamelijk het gevolg van beter beheer van en controle op de verkoopprijzen in de Verenigde Staten en Canada, het concentreren van grote orders bij strategische leveranciers resulterend in betere condities en het beëindigen van verschillende accounts met lage marges die geen winst opleveren.

Operationele lasten
De operationele lasten namen met € 8 miljoen toe van € 270 miljoen in 2005 tot € 278 miljoen in 2006. Als gevolg van wisselkoersmutaties namen de operationele lasten met € 1 miljoen af. Inflatie en daarmee verband houdende loonkostenstijgingen resulteerden in een toename van € 10 miljoen. Een kleine desinvestering leidde tot een afname van de operationele lasten met € 2 miljoen. De onderliggende stijging van de kosten met € 1 miljoen was voornamelijk het gevolg van verschillende (vooral op six-sigma gebaseerde) kostenbesparingsinitiatieven, teniet gedaan door kostenstijgingen verbandhoudend met de opening van nieuwe integrated supply magazijnen in de Verenigde Staten, hogere ziektekosten, een toename van aan omzetgroei en winstverbetering gerelateerde personeelsbonussen en kosten in verband met de migratie van drie IT-systemen naar één systeem. De operationele lasten als percentage van de omzet namen met 90 basispunten af van 20,7% in 2005 tot 19,8% in 2006.

Bedrijfsresultaat
Het bedrijfsresultaat (vóór bijzondere posten) van de regio Noord-Amerika verbeterde van € 15 miljoen in 2005 tot € 39 miljoen in 2006. Het effect van acquisities en desinvesteringen was gering; als gevolg van wisselkoersmutaties daalde het bedrijfsresultaat met € 1 miljoen. De operationele marge steeg in 2006 naar 2,7% (2005: 1,1%).

Gemiddeld netto werkkapitaal
Het gemiddelde netto werkkapitaal voor de regio daalde van 16,4% in het vorige jaar naar 15,7%. Dit is voornamelijk toe te schrijven aan de gemiddelde voorraadtermijn die daalde na de implementatie van striktere procedures voor voorraadbeheer.

Verenigde Staten
Onze activiteit in de Verenigde Staten realiseerde in 2006 een autonome omzetgroei van 9,1%. Deze sterke autonome groei was voornamelijk toe te schrijven aan twee grote integrated supply klanten die in het tweede halfjaar van 2005 werden verworven en een buitengewoon groot contract in de bouw in het eerste halfjaar. De omzetgroei nam af van 14,8% in het eerste halfjaar tot 3,6% in het tweede halfjaar. Dit werd veroorzaakt door een steeds moeilijker wordende vergelijkingsbasis in de tweede helft van het jaar. De omzetgroei in het eerste halfjaar werd ook opgedreven door het bovengenoemde grote bouwproject in het zuidoosten van De Verenigde Staten.

De vertraging in de woningbouw, het afzwakken van de industriële markten en het beëindigen van een aantal niet winstgevende accounts zetten het groeipercentage voor het tweede halfjaar ook enigszins onder druk.

De combinatie van gezonde omzetgroei, een betere brutomarge en lagere kosten als percentage van de omzet resulteerden in een aanzienlijke verbetering van de winstgevendheid in de Verenigde Staten.

Canada

Net als in de Verenigde Staten was ook in Canada sprake van een daling van het groeipercentage in de tweede helft van het jaar. Dit was voornamelijk toe te schrijven aan de timing van grote bouwprojecten in het olie- en gassegment.

Mexico

Mexico realiseerde een sterke omzetgroei in 2006 als gevolg van het binnenhalen van nieuwe klanten in verschillende marktsegmenten. Ook hier nam de omzetgroei in het tweede halfjaar af.

Professional Products en Services Azië-Pacific

Kerncijfers (vóór bijzondere posten) *(in € miljoen)*	2006	2005
Netto omzet	**469**	437
Autonome omzetgroei (gelijk aantal werkdagen)	**10,4%**	2,0%
Bruto omzetresultaat	**109**	104
Bruto marge	***23,2%***	*23,7%*
Operationele lasten	**(98)**	(95)
Operationele lasten als % van de netto omzet	***(20,8%)***	*(21,7%)*
Overige operationele (lasten) / baten	**0**	0
Bedrijfsresultaat	**11**	9
Operationele marge	***2,4%***	*2,0%*
Gemiddeld netto werkkapitaal	**64**	63
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***13,6%***	*14,4%*

Netto omzet
De netto omzet in Azië-Pacific steeg met € 32 miljoen van € 437 miljoen in 2005 tot € 469 miljoen in 2006. Desinvesteringen en wisselkoersmutaties hadden elk een negatief effect op de omzet van € 9 miljoen.

Autonome groei
De autonome groei over 2006 bedroeg € 50 miljoen of 10,4% (eerste halfjaar 2006: 9,5%; tweede halfjaar 12,2%). Voornamelijk koperkabel gerelateerde prijsstijgingen maakten circa tweederde van deze stijging uit.

Bruto marge
Het toegenomen aandeel van de ondernemingen in Zuidoost Azië (met een lagere bruto marge) in de totale omzet van Azië-Pacific leidde tot een daling van de bruto marge voor deze regio met 50 basispunten tot 23,2% (eerste halfjaar 2006: 22,4%, tweede halfjaar: 24,0%). In Australië resulteerden verschillende initiatieven op het gebied van prijsbeleid en het groeiende aandeel van klanten in het midden- en kleinbedrijf tot een verbetering van onze bruto marge in het tweede halfjaar.

Operationele lasten
De operationele lasten voor PPS Azië-Pacific namen in 2006 met € 3 miljoen toe tot € 98 miljoen. Desinvesteringen en wisselkoersmutaties hadden elk een daling van € 2 miljoen tot gevolg. De onderliggende kostenstijging, gecorrigeerd voor inflatie en daaraan gerelateerde loonkostenstijging, bedroeg € 4 miljoen.

Als percentage van de omzet namen de operationele lasten met 90 basispunten af van 21,7% in 2005 tot 20,8% in 2006.

Bedrijfsresultaat
Het bedrijfsresultaat (vóór bijzondere posten) bedroeg € 11 miljoen, ten opzichte van € 9 miljoen in 2005. Het totale negatieve effect van desinvesteringen en wisselkoersmutaties was € 1 miljoen. De operationele marge in Australië verbeterde zich verder in 2006.

Gemiddeld netto werkkapitaal
Het gemiddelde netto werkkapitaal als percentage van de netto omzet verbeterde van14,4% een jaar geleden tot 13,6% in 2006, voornamelijk als gevolg van een verbeterd voorraad- en handelsdebiteuren beheer.

Australië
Ondanks een matige woningbouwmarkt, was de omzetgroei in Australië met name sterk in het segment van middelgrote en kleine installateurs, waar marktaandeel gewonnen werd. Beschikbaarheid van producten en klantenservice blijven verbeteren als gevolg van verbeterde logistiek. Ook in het industriële segment was sprake van sterke omzetgroei.

In 2005 werd, onder aanvoering van onze Australische onderneming, een aantal bedrijven opgezet in **Singapore, Maleisië** en **Thailand** om onze internationale klanten te bedienen. Dit is nu uitgebreid naar **Laos**, waar wij, gebruik makend van bestaande relaties, deze markt beleveren.

Agencies/Consumer Electronics (ACE)

Kerncijfers (vóór bijzondere posten) *(in € miljoen)*	**2006**	2005
Netto omzet	**404**	401
Autonome omzetgroei (gelijk aantal werkdagen)	**10,2%**	(4,4%)
Bruto omzetresultaat	**119**	124
Bruto marge	***29,5%***	*30,9%*
Operationele lasten	**(101)**	(105)
Operationele lasten als % van de netto omzet	***(24,9%)***	*(26,1%)*
Overige operationele (lasten) / baten	**1**	1
Bedrijfsresultaat	**19**	20
Operationele marge	***4,8%***	*5,0%*
Gemiddeld netto werkkapitaal	**74**	73
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***18,4%***	*18,2%*

Netto omzet
De netto omzet van de ACE activiteiten over 2006 bedroeg € 404 miljoen, een toename van € 3 miljoen ten opzichte van 2005. Desinvesteringen en wisselkoersmutaties hadden een negatief effect van respectievelijk € 26 miljoen en € 6 miljoen.

Autonome groei
De autonome groei kwam uit op € 35 miljoen. De combinatie van een volumegroei van meer dan 15% en een prijsdaling van circa 5%, resulteerde in een autonome omzetgroei van 10,2% over 2006.

Bruto marge
De bruto marge nam met 140 basispunten af van 30,9% tot 29,5%. Dit was voornamelijk het gevolg van een verdere daling van de prijzen van consumentelektronica en een negatief mix effect van producten met een lagere bruto marge in Nederland en sterke prijsdruk van winkelketens in de Australische markt, met name op het gebied van witgoed.

Operationele lasten
De operationele lasten namen af van € 105 miljoen in 2005 tot € 101 miljoen in 2006. Als gevolg van desinvesteringen namen de operationele lasten met € 5 miljoen af; wisselkoersmutaties hadden een positief effect van € 2 miljoen. Salarissen en aan inflatie gerelateerde kostenstijgingen bedroegen € 3 miljoen. De onderliggende operationele kostenbasis bleef grotendeels ongewijzigd. Als percentage van de omzet verbeterden de operationele lasten van 26,1% in 2005 tot 24,9% in 2006.

Bedrijfsresultaat
Het bedrijfsresultaat (vóór bijzondere posten) over 2006 was € 19 miljoen, ten opzichte van € 20 miljoen in 2005. Het effect van desinvesteringen en wisselkoersmutaties was te verwaarlozen. Het hogere bedrijfsresultaat in Nederland werd meer dan tenietgedaan door een lager bedrijfsresultaat bij onze activiteiten in Australië en Azië.

Gemiddeld netto werkkapitaal
Het gemiddelde netto werkkapitaal als percentage van de omzet bleef nagenoeg gelijk (18,4% in 2006 ten opzichte van 18,2% in 2005). Een verbeterde voorraad productiviteit in Nederland werd teniet gedaan door een stijging van de handelsdebiteuren ratio in Australië.

Nederland
Onze Panasonic activiteiten in Nederland realiseerden een spectaculaire omzetgroei, met name door hoge verkopen van platte TV-schermen, digitale camera's en DVD recorders. We realiseerden een aanzienlijke stijging van het marktaandeel in deze drie productcategorieën. De verkoop van platte TV-schermen kreeg een belangrijke impuls van het Wereldkampioenschap voetbal in Duitsland.

Australië
Bij onze Australische ACE activiteit was in 2006 geen sprake van omzetgroei. Met name onze witgoed activiteiten hadden te leiden van de ernstige teruggang in de woningbouw. Het behouden en zelfs verder uitbreiden van het marktaandeel van onze topmerken tijdens deze tijdelijke teruggang van de markt blijft de grootste prioriteit voor onze organisatie in Australië.

Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld.
Voor een toelichting van de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XV.
Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is.

Azië

Zwakke consumentenmarkten in een aantal van de landen waarin wij actief zijn (**Taiwan, Zuid-Korea** en **Micronesië**) en de beëindiging van verschillende agentschappen hadden een vertragende werking op de omzetgroei voor 2006. Onze Aziatische ACE bedrijven voeren hun activiteiten om nieuwe agentschappen te verkrijgen verder op. Verschillende nieuwe agentschappen staan gepland voor 2007.

Bijlage I

Belangrijkste operationele resultaten 2006 (vóór bijzondere posten)

	Netto omzet *(in € miljoen)*			Autonome omzetgroei *(in %)*		
	2006	2005	verschil	2006	2005	verschil
Totaal Groep	**6.228**	5.595	+633	**11,5%**	4,7%	+6,8%
Totaal PPS	**5.824**	5.193	+631	**11,6%**	5,4%	+6,2%
PPS Europa	**3.948**	3.449	+499	**12,8%**	4,9%	+7,9%
PPS Noord-Amerika	**1.407**	1.307	+100	**9,0%**	8,3%	+0,7%
PPS Azië-Pacific	**469**	437	+32	**10,4%**	2,0%	+8,4%
ACE	**404**	401	+3	**10,2%**	(4,4%)	+14,6%

	Bruto omzetresultaat *(in € miljoen)*			Bruto marge *(in %)*		
	2006	2005	verschil	2006	2005	verschil
Totaal Groep	**1.440**	1.303	+137	**23,1%**	23,3%	(0,2%)
Totaal PPS	**1.321**	1.179	+142	**22,7%**	22,7%	+0,0%
PPS Europa	**895**	790	+105	**22,7%**	22,9%	(0,2%)
PPS Noord-Amerika	**317**	285	+32	**22,5%**	21,8%	+0,7%
PPS Azië-Pacific	**109**	104	+5	**23,2%**	23,7%	(0,5%)
ACE	**119**	124	(5)	**29,5%**	30,9%	(1,4%)

	Operationele lasten *(in € miljoen)*			Operationele lasten als % van de omzet		
	2006	2005	verschil	2006	2005	verschil
Totaal Groep	**1.252**	1.217	+35	**20,1%**	21,8%	(1,7%)
Totaal PPS	**1.151**	1.113	+38	**19,8%**	21,4%	(1,6%)
PPS Europa	**754**	723	+31	**19,1%**	21,0%	(1,9%)
PPS Noord-Amerika	**278**	270	+8	**19,8%**	20,7%	(0,9%)
PPS Azië-Pacific	**98**	95	+3	**20,8%**	21,7%	(0,9%)
ACE	**21**	25	(4)	**n.a.**	n.a.	n.a.
	101	105	(4)	**24,9%**	26,1%	(1,2%)

	Bedrijfsresultaat *(in € miljoen)*			Operationele marge *(in %)*		
	2006	2005	verschil	2006	2005	Verschil
Totaal Groep	**190**	88	+102	**3,0%**	1,6%	+1,4%
Totaal PPS	**171**	67	+104	**2,9%**	1,3%	+1,6%
PPS Europa	**141**	68	+73	**3,6%**	2,0%	+1,6%
PPS Noord-Amerika	**39**	15	+24	**2,7%**	1,1%	+1,6%
PPS Azië-Pacific	**11**	9	+2	**2,4%**	2,0%	+0,4%
Hoofdkantoor	**(20)**	(25)	+5	**n.a.**	n.a.	n.a.
ACE	**19**	20	(1)	**4,8%**	5,0%	(0,2%)

	Netto werkkapitaal [1] *(in € miljoen)*			Netto werkkapitaal ratio [2]		
	2006	2005	verschil	2006	2005	Verschil
Totaal groep	**770**	725	+45	**12,4%**	13,0%	(0,6%)
Totaal PPS	**696**	652	+44	**12,0%**	12,6%	(0,6%)
PPS Europa	**432**	387	+45	**10,9%**	11,2%	(0,3%)
PPS Noord-Amerika	**220**	215	+5	**15,7%**	16,4%	(0,7%)
PPS Azië-Pacific	**64**	63	+1	**13,6%**	14,4%	(0,8%)
Hoofdkantoor	**(20)**	(13)	(7)	**n.a.**	n.a.	n.a.
ACE	**74**	73	+1	**18,4%**	18,2%	+0,2%

1) 13 maanden gemiddeld netto werkkapitaal
2) Gemiddeld netto werkkapitaal (13 maanden) als % van de 12 maands netto omzet

Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld.
Voor een toelichting van de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XV.
Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is.

Bijlage II

Geconsolideerde winst- en verliesrekening

(in € duizend)	2006	2005	HJ2 2006	HJ2 2005
Netto omzet	**6.228.203**	5.594.616	3.240.934	2.954.252
Kostprijs van de omzet	**(4.788.366)**	(4.293.890)	(2.498.019)	(2.263.783)
Bruto omzetresultaat	**1.439.837**	1.300.726	742.915	690.469
Operationele lasten	**(1.273.915)**	(1.267.316)	(643.345)	(632.670)
Overige bedrijfsopbrengsten / (lasten)	**710**	9.751	1.772	8.814
Bedrijfsresultaat	**166.632**	43.161	101.342	66.613
Aandeel in resultaat deelnemingen en joint ventures	**2.550**	2.596	1.361	1.567
Financiële baten	**13.917**	12.456	11.592	(3.985)
Financiële lasten	**(68.508)**	(103.773)	(34.030)	(56.068)
Resultaat uit gewone bedrijfsuitoefening vóór belastingen	**114.591**	(45.560)	80.265	8.127
Acute belastinglast	**(18.763)**	(15.697)	(7.201)	(6.337)
Latente belastingen	**43.727**	3.265	40.222	(1.291)
Netto resultaat over de periode	**139.555**	(57.992)	113.286	499
Netto resultaat tot te rekenen aan aandeelhouders van de vennootschap	**139.553**	(57.992)	113.284	499
Netto resultaat toe te rekenen aan minderheidsbelang	**2**	-	2	-
Aantal uitstaande aandelen per 31 december	**513.315,359**	516.191.042		
Aantal uitstaande aandelen rekening houdend met toekomstige uitgifteverplichtingen per 31 december	**640.212.467**	641.017.242		
Aantal werknemers (FTEs) per 31 december	**17.519**	17.209		

Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld.
Voor een toelichting van de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XV.
Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is.

Bijlage III

Geconsolideerde balans

(in € duizend)	31-12-2006	31-12-2005
Activa		
Vaste activa		
Goodwill	510.569	526.454
Overige immateriële activa	23.139	19.456
Materiële vaste activa	207.763	210.046
Investeringen in geassocieerde ondernemingen en joint ventures	4.796	13.939
Financiële lease vorderingen	2.593	3.162
Overige financiële vaste activa	7.443	13.997
Latente belastingvorderingen	68.184	24.056
Pensioenvorderingen	450	1.365
	824.937	812.475
Vlottende activa		
Voorraden	670.478	643.432
Handelsdebiteuren	1.012.745	935.373
Overige vorderingen en overlopende activa	35.600	62.280
Geldmiddelen en kasequivalenten	80.444	85.542
	1.799.267	1.726.627
Vaste activa beschikbaar voor verkoop	7.561	1.751
	1.806.828	1.728.378
Totale activa	2.631.765	2.540.853
Eigen vermogen en verplichtingen		
Eigen vermogen		
Eigen vermogen toekomend aan aandeelhouders van de vennootschap	820.996	730.951
Minderheidsbelang	101	-
	821.097	730.951
Langlopende verplichtingen		
Achtergestelde converteerbare obligaties	105.086	235.250
Voorzieningen	51.069	70.544
Pensioenverplichtingen	131.173	131.421
Langlopende bankschulden	239.558	289.220
Financiële lease verplichtingen [1]	85.786	100.645
Latente belastingverplichtingen	5.598	4.076
Overige langlopende verplichtingen	2.113	1.155
	620.383	832.311
Kortlopende verplichtingen		
Handelscrediteuren en overige kortlopende schulden [1]	997.903	920.020
Achtergestelde converteerbare obligaties	139.687	-
Actuele belastingverplichtingen	22.067	27.467
Voorzieningen	27.115	24.254
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden	3.513	5.850
	1.190.285	977.591
Totaal eigen vermogen en verplichtingen	2.631.765	2.540.853

[1] Er zijn bepaalde herclassificaties gedaan om de cijfers per 31 december 2005 in lijn te brengen met de opstelling van de cijfers per 31 december 2006

Bijlage IV

Geconsolideerd mutatie-overzicht van het eigen vermogen (vóór resultaatbestemming)

	Toekomend aan aandeelhouders					
(in € duizend)	Aandelen kapitaal	Agio reserve	Overige reserves	Ingehouden winsten	Winst / (verlies) over de periode	Totaal eigen vermogen
Saldo per 31 december 2005	61.429	38.920	75.741	54.853	(57.992)	730.951
Mutaties in het eigen vermogen in de periode 1 januari 2006 – 31 december 2006						
Toerekening verlies 2005				(57.992)	57.992	-
Niet gerealiseerde koersverschillen op participatiewaarde buitenlandse dochters			(33.724)			(33.724)
Gerealiseerde koersverschillen op beëindigde bedrijfsactiviteiten naar winst- en verliesrekening			(7.893)			(7.893)
Herwaarderingswinst direct in eigen vermogen geboekt			1.815			1.815
Deel herwaarderingswinst naar winst- en verliesrekening			(308)			(308)
Netto resultaat kasstroom hedges			117			117
Direct in het eigen vermogen geboekte baten en lasten	-	-	(39.993)	(57.992)	57.992	(39.993)
Resultaat over de periode					139.553	139.553
Totaal geboekte baten en lasten over de periode	-	-	(39.993)	(57.992)	197.545	99.560
Aandelen-gerelateerde remuneratieplannen			2.058			2.058
Netto inkoop van aandelen in verband met beloningen op basis van aandelen				(11.638)		(11.638)
Aan personeel uitgegeven voorwaardelijke aandelen	120	92	(212)			-
Uitgifte aandelenkapitaal voor personeel	13	26				39
Uitgifte aandelenkapitaal in verband met conversie obligaties	16	19	(9)			26
Saldo per 31 december 2006	**619.578**	**39.057**	**37.585**	**(14.777)**	**139.553**	**820.996**

Bijlage V

Geconsolideerd kasstroomoverzicht

(in € duizend)	2006	2005
Bedrijfsactiviteiten		
Bedrijfsresultaat	**166.632**	43.161
Aangepast voor:		
- Afschrijvingen	**45.537**	46.002
- Impairment verliezen	**22.534**	32.021
- (Winst) / verlies op verkoop van materiële vaste activa	**(2.255)**	73
- (Winst) / verlies op desinvestering van dochterondernemingen	**1.578**	(8.204)
- Andere posten zonder kasstroom effecten	**10.017**	10.177
- Toevoegingen / (onttrekkingen) aan voorzieningen	**(17.572)**	(10.662)
Mutaties in werkkapitaal:		
- Voorraden	**(38.392)**	(27.771)
- Debiteuren	**(76.159)**	(60.274)
- Handels- en overige crediteuren	**57.527**	86.148
Operationele kasstroom	**169.447**	110.671
Ontvangen rente	**3.673**	4.080
Ontvangen dividenden uit deelnemingen	**1.759**	66
Betaalde rente en soortgelijke kosten	**(40.108)**	(74.128)
Betaalde belastingen	**(21.848)**	(7.628)
Netto kasstroom uit bedrijfsactiviteiten	**112.923**	33.061
Investeringsactiviteiten		
Aankoop van materiële vaste activa	**(38.659)**	(28.033)
Verkoop van materiële vaste activa	**17.787**	3.511
Aankoop van immateriële vaste activa	**(8.096)**	(5.225)
Verwerving van dochterondernemingen	**(8.546)**	413
Desinvesteringen van / (investeringen in) dochterondernemingen, overige deelnemingen en overige investeringen	**7.627**	15.094
Saldo van overige investeringen en vorderingen	**630**	(683)
Netto kasstroom uit investeringsactiviteiten	**(29.257)**	(14.923)
Financieringsactiviteiten		
Opname van langlopende leningen en soortgelijke instrumenten	**-**	135.000
Aflossing van langlopende leningen en soortgelijke instrumenten	**(39.391)**	(169.936)
Betalingen uit hoofde van financiële lease verplichtingen	**(38.372)**	(16.305)
Ontvangsten uit uitgifte aandelen aan aandeelhouders	**39**	-
Inkoop eigen aandelen	**(7.119)**	-
Ontvangsten uit verkoop van aandelen aan werknemers	**1.487**	-
Ontvangsten uit uitgifte aandelen aan minderheidsbelangen	**100**	-
Dividend aan minderheidsbelangen	**(1)**	(1)
Netto toename / (afname) overige langlopende schulden	**(292)**	(247)
Toename / (afname) kortlopende schulden	**(4.293)**	3.218
Netto kasstroom uit financieringsactiviteiten	**(87.842)**	(48.271)
Netto toename / (afname) van geldmiddelen en kasequivalenten	**(4.176)**	(30.133)
Mutatie in geldmiddelen en kasequivalenten		
Per 1 januari	**85.542**	113.915
Netto toename / (afname) van geldmiddelen en kasequivalenten	**(4.176)**	(30.133)
Wisselkoersmutaties	**(922)**	1.760
Per 31 december	**80.444**	85.542

Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld.
Voor een toelichting van de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XV.
Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is.

Bijlage VI

Aansluiting vrije kasstroom

(in € duizend)	2006	2005
Aansluiting vrije kasstroom		
EBITDA vóór bijzondere posten	**235.358**	133.645
Mutaties in werkkapitaal	**(59.577)**	(1.897)
Mutaties in niet-handelswerkkapitaal en niet bijzondere posten voorzieningen	**7.455**	1.061
Netto interest en soortgelijke lasten	**(34.676)**	(69.982)
Betaalde vennootschapsbelasting	**(21.848)**	(7.628)
Kasstroom bijzondere posten (vóór desinvesteringen / acquisities)	**(13.789)**	(22.138)
Netto kasstroom uit / (gebruikt in) bedrijfsactiviteiten	**112.923**	33.061
Verwerving van materiële en immateriële activa	**(65.401)**	(35.447)
Waarvan: uit hoofde van financiële leaseverplichtingen	**36.433**	5.700
Vrije kasstroom (vóór desinvesteringen / acquisities)	**83.955**	3.314
Vrije kasstroom uit desinvesteringen / acquisities	**(289)**	14.824
Vrije kasstroom (na desinvesteringen / acquisities)	**83.666**	18.138

Bijlage VII

Aansluiting tussen IFRS en Hagemeyer prestatie indicatoren

Groep

Winst- en verliesrekening *(in € duizend)*	IFRS 2006	Toegerekend aan bijzondere posten 2006	Winst- en verliesrekening *(in € duizend)*	Hagemeyer prestatie indicatoren 2006	2005
Netto omzet	6.228.203		Netto omzet	6.228.203	5.594.616
Bruto omzetresultaat	1.439.837		Bruto omzetresultaat (vóór bijzondere posten)	1.439.837	1.303.157
Operationele lasten	(1.273.915)	21.611	Operationele lasten (vóór bijzondere posten)	(1.252.304)	(1.217.064)
Overige operationele baten / (lasten)	710	1.578	Overige operationele baten / (lasten) (vóór bijzondere posten)	2.288	1.549
Bedrijfsresultaat	166.632	23.189	Bedrijfsresultaat (vóór bijzondere posten)	189.821	87.642

PPS Totaal (inclusief hoofdkantoorkosten)

Winst- en verliesrekening *(in € duizend)*	IFRS 2006	Toegerekend aan bijzondere posten 2006	Winst- en verliesrekening *(in € duizend)*	Hagemeyer prestatie indicatoren 2006	2005
Netto omzet	5.823.580		Netto omzet	5.823.580	5.193.153
Bruto omzetresultaat	1.320.365		Bruto omzetresultaat (vóór bijzondere posten)	1.320.365	1.179.064
Operationele lasten	(1.171.675)	20.197	Operationele lasten (vóór bijzondere posten)	(1.151.478)	(1.112.818)
Overige operationele baten / (lasten)	(136)	1.578	Overige operationele baten / (lasten) (vóór bijzondere posten)	1.442	1.046
Bedrijfsresultaat	148.554	21.775	Bedrijfsresultaat (vóór bijzondere posten)	170.329	67.292

PPS Europa

Winst- en verliesrekening *(in € duizend)*	IFRS 2006	Toegerekend aan bijzondere posten 2006	Winst- en verliesrekening *(in € duizend)*	Hagemeyer prestatie indicatoren 2006	2005
Netto omzet	3.947.736		Netto omzet	3.947.736	3.448.916
Bruto omzetresultaat	894.925		Bruto omzetresultaat (vóór bijzondere posten)	894.925	790.402
Operationele lasten	(774.764)	20.170	Operationele lasten (vóór bijzondere posten)	(754.594)	(723.383)
Overige operationele baten / (lasten)	1.228	(688)	Overige operationele baten / (lasten) (vóór bijzondere posten)	540	822
Bedrijfsresultaat	121.389	19.482	Bedrijfsresultaat (vóór bijzondere posten)	140.871	67.841

Bijlage VII (vervolg)

Aansluiting tussen IFRS en Hagemeyer prestatie indicatoren

PPS Noord-Amerika

Winst- en verliesrekening *(in € duizend)*	IFRS 2006	Toegerekend aan bijzondere posten 2006	Winst- en verliesrekening *(in € duizend)*	Hagemeyer prestatie indicatoren 2006	2005
Netto omzet	1.407.017		Netto omzet	1.407.017	1.307.024
Bruto omzetresultaat	316.581		Bruto omzetresultaat (vóór bijzondere posten)	316.581	285.103
Operationele lasten	(273.717)	(4.490)	Operationele lasten (vóór bijzondere posten)	(278.207)	(269.838)
Overige operationele baten / (lasten)	462	(248)	Overige operationele baten / (lasten) (vóór bijzondere posten)	214	(520)
Bedrijfsresultaat	43.326	(4.738)	Bedrijfsresultaat (vóór bijzondere posten)	38.588	14.746

PPS Azië-Pacific

Winst- en verliesrekening *(in € duizend)*	IFRS 2006	Toegerekend aan bijzondere posten 2006	Winst- en verliesrekening *(in € duizend)*	Hagemeyer prestatie indicatoren 2006	2005
Netto omzet	468.828		Netto omzet	468.828	437.213
Bruto omzetresultaat	108.859		Bruto omzetresultaat (vóór bijzondere posten)	108.859	103.558
Operationele lasten	(97.261)	(307)	Operationele lasten (vóór bijzondere posten)	(97.568)	(94.863)
Overige operationele baten / (lasten)	0		Overige operationele baten / (lasten) (vóór bijzondere posten)	0	(12)
Bedrijfsresultaat	11.598	(307)	Bedrijfsresultaat (vóór bijzondere posten)	11.291	8.683

ACE

Winst- en verliesrekening *(in € duizend)*	IFRS 2006	Toegerekend aan bijzondere posten 2006	Winst- en verliesrekening *(in € duizend)*	Hagemeyer prestatie indicatoren 2006	2005
Netto omzet	404.623		Netto omzet	404.623	401.463
Bruto omzetresultaat	119.472		Bruto omzetresultaat (vóór bijzondere posten)	119.472	124.094
Operationele lasten	(102.240)	1.414	Operationele lasten (vóór bijzondere posten)	(100.826)	(104.660)
Overige operationele baten / (lasten)	846		Overige operationele baten / (lasten) (vóór bijzondere posten)	846	501
Bedrijfsresultaat	18.078	1.414	Bedrijfsresultaat (vóór bijzondere posten)	19.492	19.935

Bijlage VIII

Overzicht autonome groei

2006	Gelijk aantal werkdagen						
	2006	HJ2 2006	Kw4 2006	Kw3 2006	HJ1 2006	Kw2 2006	Kw1 2006
PPS Europa	**12,8%**	**15,8%**	**16,8%**	**14,8%**	**9,5%**	**13,3%**	**5,9%**
PPS Nordics	*13,3%*	*19,0%*	*19,4%*	*18,5%*	*7,0%*	*12,1%*	*2,2%*
PPS Duitsland	*14,6%*	*18,5%*	*21,8%*	*15,1%*	*10,1%*	*14,1%*	*6,4%*
PPS Overige Centraal Europa	*17,6%*	*17,9%*	*16,5%*	*19,5%*	*17,3%*	*21,3%*	*13,4%*
PPS VK	*8,6%*	*9,5%*	*8,7%*	*10,2%*	*7,7%*	*9,1%*	*6,3%*
PPS Spanje	*15,9%*	*16,7%*	*19,3%*	*13,9%*	*15,0%*	*21,5%*	*8,6%*
PPS Noord-Amerika	**9,0%**	**3,6%**	**2,0%**	**5,2%**	**14,4%**	**13,8%**	**15,0%**
PPS USA	*9,1%*	*3,6%*	*1,9%*	*5,3%*	*14,8%*	*14,4%*	*15,1%*
PPS Azië-Pacific	**10,4%**	**12,2%**	**10,7%**	**13,8%**	**9,5%**	**11,6%**	**7,7%**
PPS Totaal	**11,6%**	**12,5%**	**12,7%**	**12,3%**	**10,7%**	**13,3%**	**8,4%**
Agencies/CE	**10,2%**	**4,0%**	**(0,2%)**	**8,9%**	**18,6%**	**24,8%**	**12,6%**
Totaal Groep	**11,5%**	**11,9%**	**11,8%**	**12,1%**	**11,2%**	**14,0%**	**8,6%**

2006	Niet aangepast voor werkdagen						
	2006	HJ2 2006	Kw4 2006	Kw3 2006	HJ1 2006	Kw2 2006	Kw1 2006
PPS Europa	**12,2%**	**14,4%**	**15,6%**	**13,1%**	**9,8%**	**8,7%**	**11,0%**
PPS Nordics	*12,5%*	*17,3%*	*17,8%*	*16,8%*	*7,0%*	*6,8%*	*7,4%*
PPS Duitsland	*13,7%*	*16,7%*	*20,0%*	*13,3%*	*10,1%*	*8,7%*	*11,5%*
PPS Overig Centraal Europa	*17,1%*	*16,3%*	*15,1%*	*17,6%*	*17,8%*	*18,1%*	*17,5%*
PPS VK	*8,6%*	*8,6%*	*8,7%*	*8,5%*	*8,6%*	*5,7%*	*11,6%*
PPS Spanje	*14,9%*	*14,9%*	*17,3%*	*12,1%*	*15,0%*	*15,9%*	*13,9%*
PPS Noord-Amerika	**8,8%**	**2,7%**	**1,7%**	**3,7%**	**15,1%**	**13,2%**	**17,0%**
PPS USA	*9,1%*	*2,8%*	*1,9%*	*3,7%*	*15,7%*	*14,4%*	*16,9%*
PPS Azië-Pacific	**11,9%**	**12,2%**	**11,2%**	**13,2%**	**11,7%**	**9,1%**	**14,6%**
PPS Totaal	**11,3%**	**11,3%**	**11,9%**	**10,8%**	**11,3%**	**9,8%**	**12,9%**
Agencies/CE	**9,5%**	**3,0%**	**(0,4%)**	**7,0%**	**18,1%**	**19,6%**	**16,5%**
Totaal Groep	**11,2%**	**10,7%**	**10,9%**	**10,5%**	**11,7%**	**10,4%**	**13,1%**

2005	Gelijk aantal werkdagen						
	2005	HJ2 2005	Kw4 2005	Kw3 2005	HJ1 2005	Kw2 2005	Kw1 2005
PPS Europa	**4,9%**	**5,1%**	**7,1%**	**3,2%**	**4,6%**	**3,6%**	**5,3%**
PPS Nordics	*8,2%*	*6,1%*	*9,3%*	*2,9%*	*10,7%*	*7,2%*	*14,1%*
PPS Duitsland	*4,9%*	*6,9%*	*8,2%*	*5,8%*	*2,6%*	*3,3%*	*1,8%*
PPS Overige Centraal Europa	*4,2%*	*6,8%*	*9,1%*	*4,4%*	*(0,1%)*	*0,4%*	*(0,9%)*
PPS VK	*0,5%*	*0,4%*	*1,1%*	*(0,2%)*	*0,6%*	*(0,2%)*	*1,3%*
PPS Spanje	*9,8%*	*11,5%*	*13,4%*	*9,6%*	*8,1%*	*8,0%*	*7,7%*
PPS Noord-Amerika	**8,3%**	**10,5%**	**11,2%**	**9,8%**	**5,8%**	**7,2%**	**4,2%**
PPS USA	*7,7%*	*10,3%*	*11,1%*	*9,4%*	*4,8%*	*5,9%*	*3,7%*
PPS Azië-Pacific	**2,0%**	**1,9%**	**1,8%**	**1,9%**	**1,4%**	**0,1%**	**4,1%**
PPS Totaal	**5,4%**	**6,2%**	**7,7%**	**4,8%**	**4,5%**	**4,1%**	**4,9%**
Agencies/CE	**(4,4%)**	**2,8%**	**10,2%**	**(3,7%)**	**(12,4%)**	**(18,5%)**	**(4,8%)**
Totaal Groep	**4,7%**	**5,9%**	**7,9%**	**4,1%**	**3,3%**	**2,3%**	**4,3%**

2005	Niet aangepast voor werkdagen						
	2005	HJ2 2005	Kw4 2005	Kw3 2005	HJ1 2005	Kw2 2005	Kw1 2005
PPS Europa	**4,3%**	**4,2%**	**4,8%**	**3,4%**	**4,5%**	**7,2%**	**1,7%**
PPS Nordics	*8,1%*	*6,0%*	*8,0%*	*3,7%*	*10,6%*	*11,1%*	*10,1%*
PPS Duitsland	*3,6%*	*4,5%*	*3,3%*	*5,8%*	*2,6%*	*6,7%*	*(1,4%)*
PPS Overige Centraal Europa	*4,5%*	*6,6%*	*9,2%*	*4,0%*	*2,4%*	*4,8%*	*(0,1%)*
PPS VK	*(0,3%)*	*(0,3%)*	*(0,5%)*	*(0,2%)*	*(0,2%)*	*3,1%*	*(3,4%)*
PPS Spanje	*9,4%*	*10,6%*	*11,5%*	*9,6%*	*8,1%*	*11,4%*	*4,3%*
PPS Noord-Amerika	**8,6%**	**11,1%**	**12,3%**	**9,9%**	**5,9%**	**7,6%**	**4,0%**
PPS USA	*8,1%*	*11,2%*	*13,0%*	*9,4%*	*4,8%*	*5,9%*	*3,7%*
PPS Azië-Pacific	**1,7%**	**2,5%**	**2,9%**	**2,1%**	**0,8%**	**4,0%**	**(2,6%)**
PPS Totaal	**5,1%**	**5,7%**	**6,5%**	**4,9%**	**4,5%**	**7,0%**	**1,9%**
Agencies/CE	**(4,3%)**	**2,6%**	**8,5%**	**(3,5%)**	**(12,1%)**	**(15,5%)**	**(7,6%)**
Totaal Groep	**4,4%**	**5,5%**	**6,7%**	**4,3%**	**3,2%**	**5,1%**	**1,2%**

Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld.
Voor een toelichting van de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XV.
Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is.

Bijlage IX

Verschillen analyse per PPS regio (vóór bijzondere posten)

Netto omzet *(in € miljoen)*	2006	2005	*Verschil*	*Autonome groei*	*Acquisities/ desinvest.*	*Wisselk. mutaties*
PPS Europa	**3.948**	3.449	499	421	72	6
PPS Noord-Amerika	**1.407**	1.307	100	114	(9)	(5)
PPS Azië-Pacific	**469**	437	32	50	(9)	(9)
PPS Totaal	**5.824**	5.193	631	585	54	(8)

Bruto omzetresultaat *(in € miljoen)*	2006	2005	*Verschil*	*Onderliggend verschil*	*Acquisities/ desinvest.*	*Wisselk. mutaties*
PPS Europa	**895**	790	105	93	11	1
PPS Noord-Amerika	**317**	285	32	36	(2)	(2)
PPS Azië-Pacific	**109**	104	5	10	(2)	(3)
PPS Totaal	**1.321**	1.179	142	139	7	(4)

Operationele lasten *(in € miljoen)*	2006	2005	*Verschil*	*Onder-liggend verschil*	*Inflatie gerela-teerd*	*Acquisities/ desinvest.*	*Wisselk. mutaties*
PPS Europa	**754**	723	31	5	16	9	1
PPS Noord-Amerika	**278**	270	8	1	10	(2)	(1)
PPS Azië-Pacific	**98**	95	3	4	3	(2)	(2)
Hoofdkantoor	**21**	25	(4)	(4)	0	0	0
PPS Totaal	**1.151**	1.113	38	6	29	5	(2)

Bedrijfsresultaat *(in € miljoen)*	2006	2005	*Verschil*	*Onderliggend verschil*	*Acquisities/ desinvest.*	*Wisselk. mutaties*
PPS Europa	**141**	68	73	72	2	(1)
PPS Noord-Amerika	**39**	15	24	25	0	(1)
PPS Azië-Pacific	**11**	9	2	3	0	(1)
Hoofdkantoor	**(20)**	(25)	5	5	0	0
PPS Totaal	**171**	67	104	105	2	(3)

Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld.
Voor een toelichting van de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XV.
Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is.

Bijlage X

Analyse van bijzondere posten

De netto bijzondere posten over 2006 bedroegen € 23,2 miljoen
Deze bijzondere lasten bestaan uit:

(in € miljoen)	2006
Herstructureringskosten – PPS	
- VK: afwaardering van vooruitbetaalde leases en activa	(20,8)
- Bijzondere posten met betrekking tot herstructurering logistiek in Spanje	(1,7)
- Overige	3,0
Resultaat op verkoop van dochterondernemingen, deelnemingen en investeringen	(1,6)
Overige posten	(2,1)
Totaal netto bijzondere posten	**(23,2)**

Bijlage XI
Netto financiële baten / (lasten)

(in € miljoen)	2006	2005
Netto interest baten / (lasten)	**(23,1)**	(29,1)
Couponrente op achtergestelde converteerbare obligaties	**(13,3)**	(12,2)
'Make whole payment'	**0,0**	(7,5)
Interest lasten financiële leases	**(9,6)**	(9,3)
Overige contante financiële baten / (lasten)	**(3,4)**	(1,6)
Subtotaal contante financiële basten / (lasten)	**(49,4)**	(59,7)
Oprenting achtergestelde converteerbare obligaties	**(9,6)**	(8,1)
Reële waarde-aanpassing conversie-optie van achtergestelde converteerbare obligaties	**0,0**	(20,3)
Gerealiseerde wisselkoersmutaties in participatiewaarde van geliquideerde ondernemingen	**7,9**	0,0
Overige niet-contante financiële baten / (lasten)	**(3,5)**	(3,2)
Subtotaal niet-contante financiële baten / (lasten)	**(5,2)**	(31,6)
Netto financiële baten / (lasten)	**(54,6)**	(91,3)

Bijlage XII

PPS Financiële doelstellingen: 2009 ROIC 11% - 15% [1]

(in € miljoen)	2005		2006		2009 doelstelling[6,7]
Netto omzet	5.193		5.824		100%
Autonome omzetgroei	5,4%		11,6%		uitgangspunt 4-6% [6]
Bruto omzetresultaat	1.179	22,7%	1.321	22,7%	23% - 24%
Operationele lasten [3]	(1.112)	(21,4%)	(1.150)	(19,7%)	circa (19%)
Bedrijfsresultaat [4]	67	1,3%	171	2,9%	4% - 5%
Pro forma te betalen belasting 26%	(17)	(0,3%)	(44)	(0,8%)	circa (1%)
Netto bedrijfsresultaat na belasting [4]	**50**	**1,0%**	**127**	**2,2%**	**3% - 4%**
PPS ROIC	**3,3%**		**8,2%**		**11% - 15%**
13 maanden voortschrijdend					
Gemiddeld geïnvesteerd vermogen	**1.505**	**29,0%**	**1.541**	**26,5%**	**25% - 26%**
Gemiddeld werkkapitaal	652	12,6%	696	12,0%	11% - 12%
Gemiddelde geactiveerde goodwill [5]	609	11,7%	614	10,5%	circa 9%
Gemiddelde overige vaste activa	224	4,7%	231	4,0%	circa 5%

[1] Ten opzichte van een Weighted Average Cost of Capital (WACC) van momenteel 9%

[2] Netto bedrijfsresultaat na belastingen vóór bijzondere posten ten opzichte van gemiddeld geïnvesteerd vermogen

[3] Inclusief hoofdkantoorkosten en overige operationele baten, uitgaande van 2% -3% kosteninflatie per jaar

[4] Vóór bijzondere posten in 2005 en 2006

[5] Tegen historische waarde, exclusief amortisatie

[6] Uitgaande van 4% - 6% jaarlijkse omzetgroei, waarvan prijsverhogingen 1% - 2% uitmaken

[7] Grote acquisities en desinvesteringen buiten beschouwing latend

Bijlage XIII

Specificatie van gemiddeld geïnvesteerd vermogen

Gemiddeld (in € miljoen)	Goodwill (13 maanden voortschrijdend)		Netto werkkapitaal (13 maanden voortschrijdend)		Overige activa (13 maanden voortschrijdend)		Totaal (13 maanden voortschrijdend)	
Periode eindigend	**31-12-06**	31-12-05	**31-12-06**	31-12-05	**31-12-06**	31-12-05	**31-12-06**	31-12-05
PPS Europa	**195**	191	**432**	387	**171**	183	**798**	761
PPS Noord-Amerika	**198**	200	**220**	215	**42**	38	**460**	453
PPS Azië-Pacific	**114**	117	**64**	63	**15**	16	**193**	196
Hoofdkantoorkosten	**7**	1	**(20)**	(13)	**3**	7	**(10)**	(5)
PPS Totaal [1]	**514**	509	**696**	652	**231**	244	**1.441**	1.405
ACE	**5**	5	**74**	73	**6**	6	**85**	84
Groep Totaal	**519**	514	**770**	725	**237**	250	**1.526**	1.489

[1] De gemiddelde goodwill omvat € 614 miljoen goodwill (31-12-2005: € 609 miljoen) en € 100 miljoen amortisatie (31-12-2005: € 100 miljoen)

Bijlage XIV

Netto omzet belangrijkste werkmaatschappijen

(in € miljoen))	2006	2005
PPS Europa		
Centraal Europa		
Duitsland (incl. Tsjechische Republiek)	**919,3**	807,4
Nederland	**190,0**	163,6
Zwitserland en Oostenrijk	**125,3**	106,9
Verenigd Koninkrijk		
Verenigd Koninkrijk en Ierland	**1.103,8**	1.012,6
Nordics		
Zweden	**602,5**	547,4
Noorwegen	**256,6**	230,1
Finland	**195,8**	180,5
China, Rusland, Polen, Estland, Letland en Litouwen	**203,2**	94,8
Zuid-Europa		
Spanje	**351,2**	305,6
PPS Noord-Amerika		
Verenigde Staten	**1.157,8**	1.080,9
Canada en Mexico	**249,2**	226,1
PPS Azië-Pacific		
Australië	**448,9**	430,5
Singapore, Maleisië en Thailand	**19,9**	6,7
ACE		
Australië en Nieuw Zeeland	**201,4**	212,2
Nederland	**145,8**	129,8
China (Hong Kong), Taiwan, Korea and Micronesië	**57,4**	59,5
Totaal netto omzet	**6.228,2**	5.594,6

Bijlage XV

Verklarende woordenlijst

Aantal arbeidsplaatsen	Aantal werknemers uitgedrukt in volledige arbeidsplaatsen
Autonome (omzet)groei	Netto omzet in de lopende periode tegen de huidige wisselkoers, onder aftrek van omzet in de basis periode tegen de huidige wisselkoers, aangepast voor omzet van geacquireerde en gedesinvesteerde bedrijfsonderdelen op basis van gelijk aantal werkdagen.
Bedrijfsresultaat	Bruto omzetresultaat onder aftrek van operationele lasten vermeerderd met overige bedrijfsopbrengsten.
Bruto marge	Bruto omzetresultaat als percentage van de netto omzet.
Bruto omzetresultaat	Netto omzet onder aftrek van kostprijs van de omzet.
Bijzondere posten	Baten of lasten gerelateerd aan de normale bedrijfsvoering, die als gevolg van hun aard, omvang, of de frequentie waarmee zij voorkomen, afzonderlijk gerapporteerd worden om een goed inzicht te geven in het resultaat uit de normale bedrijfsvoering en in het bijzonder de ontwikkeling daarvan.
EBITDA	Resultaat vóór rente, belasting en afschrijving van materiële en immateriële vaste activa en goodwill.
Gemiddeld netto werkkapitaal	Gemiddeld netto werkkapitaal gebaseerd op de slotbalans van iedere maand in de periode december tot en met december (13 maanden).
Netto handelswerkkapitaal	Voorraden en handelsdebiteuren onder aftrek van handelscrediteuren.
Netto rentelasten	Rentelasten op geldmiddelen getrokken onder groeps- en/of locale senior faciliteiten, vermeerderd met jaarlijkse couponbetalingen op converteerbare obligaties, verminderd met rente ontvangen op deposito's en tegoeden.
Netto resultaat per gewoon aandeel	Netto resultaat per aandeel, gebaseerd op het gewogen gemiddelde aantal uitstaande aandelen aan het eind van de verslagperiode, afgerond op hele eurocenten.
Netto omzet	Omzet, onder aftrek van omzetbelasting, kortingen, bonussen en rabatten.
Netto senior schuld	Geldmiddelen aangetrokken onder groeps- en/of lokale senior faciliteiten, verminderd met vrij beschikbare deposito's en banktegoeden.
Netto werkkapitaal	Netto handelswerkkapitaal, overige kortlopende vorderingen en vooruitbetalingen, onder aftrek van overige kortlopende passiva.
Operationele marge	Bedrijfsresultaat vóór bijzondere posten als percentage van de netto omzet.
Percentage autonome groei	Autonome omzetgroei als percentage van de netto omzet in de basisperiode tegen de huidige wisselkoers, aangepast voor netto omzet uit bedrijven die sinds de basisperiode geacquireerd en gedesinvesteerd zijn, berekend op basis van hetzelfde aantal werkdagen.
Vrije kasstroom vóór acquisities en desinvesteringen	Netto kasstroom uit bedrijfsactiviteiten, onder aftrek van netto investeringen, vóór acquisities en desinvesteringen van bedrijfsonderdelen.
Verwaterde winst per aandeel	Netto resultaat per gewoon aandeel op basis van het gewogen gemiddelde aantal uitstaande gewone aandelen plus het effect van conversierechten van converteerbare obligaties en van verwaterende optie- en aandelenrechten.
Verwaterende opties en aandelenrechten	Die opties en aandelenrechten waarvan de uitoefenprijs beneden de gemiddelde marktprijs over de periode ligt en waarvan aan de voorwaarden voor uitoefening is voldaan. De opties en aandelenrechten worden alleen meegerekend voor zover zij, indien uitgeoefend, de winst per aandeel zouden verlagen.
Winst per aandeel	Netto resultaat per gewoon aandeel op basis van het gewogen gemiddelde aantal uitstaande gewone aandelen gedurende het jaar, afgerond op hele eurocenten

Alle autonome omzetgroeipercentages zijn berekend op basis van een gelijk aantal werkdagen, tenzij expliciet anders vermeld.
Voor een toelichting van de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XV.
Dit persbericht is een vertaling van het Engelstalige persbericht dat bindend is.

HAGEMEYER

Hagemeyer n.v. Rijksweg 69, P.O. Box 5111, 1410 AC Naarden, The Netherlands
Telephone + 31 (0)35 6957676, fax + 31 (0)35 6944396

Press Release

Successful completion conversion € 150,000,000 - 5.75% subordinated convertible bonds due 2009

With reference to the press release of 31 January 2007 Hagemeyer announced today that substantially all € 150,000,000 - 5.75% subordinated convertible bonds due 2009 have been converted resulting in a dilution of approximately 14%.

Naarden, 26 February 2006
HAGEMEYER N.V.
Board of Management

For further information:
Emilie de Wolf
Investor Relations & Group Communications
Tel. +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

In 2006 Hagemeyer had net revenues of € 6.2 billion (FY 2005: € 5.6 billion) and employed approximately 17,500 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

HAGEMEYER

Hagemeyer N.V., Rijksweg 69, Postbus 5111, 1410 AC Naarden, Nederland
Telefoon 035 6957676, fax 035 6944396

Persbericht

Succesvolle afronding conversie € 150.000.000 - 5,75% achtergestelde converteerbare obligaties (2009)

Onder verwijzing naar het persbericht van 31 januari 2007 maakt Hagemeyer vandaag bekend dat vrijwel alle € 150.000.000 – 5,75% achtergestelde converteerbare obligaties (2009) zijn geconverteerd. Dit resulteert in een verwatering van ongeveer 14%.

Naarden, 26 februari 2006
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie:
Emilie de Wolf
Investor Relations & Group Communications
Tel. 035 6957676
www.hagemeyer.com
press@hagemeyer.com

In 2006 realiseerde Hagemeyer een netto omzet van € 6,2 miljard (2005: € 5,6 miljard) en had circa 17.500 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal laten in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland

De jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer N.V. zal worden gehouden op dinsdag 24 april 2007 om 14.00 uur in de Heianzaal van het Hotel Okura Amsterdam, Ferdinand Bolstraat 333 te Amsterdam. De Raad van Bestuur heeft bepaald dat voor deze vergadering als stem- en vergadergerechtigden gelden, zij die op 26 maart 2007 (de 'Registratiedatum') als zodanig zijn ingeschreven in een (deel)register en die tevens zijn aangemeld. Nadere informatie omtrent de Registratiedatum is beschikbaar via de corporate website van Hagemeyer: www.hagemeyer.com.

HAGEMEYER



melding geplaatst kapitaal detail

Hieronder worden de details van de door u geselecteerde melding getoond. Voor het berekenen van uw substantiële deelneming kunt u uitgaan van de **Totale kapitaalverdeling**. Dit is de positie na verwerking van de door de uitgevende instelling gemelde wijzigingen op het geplaatst kapitaal en de stemmen die daarop kunnen worden uitgebracht.

Indien de wijziging betrekking heeft op een kwartaalmelding zijn de totalen over de eerste twee maanden van dat kwartaal uitgesplitst. Voor het berekenen van substantiële deelnemingen zijn de kwartaalmeldingen niet relevant. Als de meldingsplicht is ontstaan omdat het kapitaal ten opzichte van *de vorige* melding 1% of meer is gewijzigd dan zijn de details van de melding opgenomen onder "*Wijziging* kapitaal / stemmen".

zie ook

update service

functies

print deze pagina

mail deze melding naar een bekende

Zoek

Datum meldingsplicht:	**07 feb 07**
Uitgevende instelling:	**Hagemeyer N.V.**
Inschrijving handelsregister:	**32028710**
Plaats:	**Naarden**

vorige volgende

Totale kapitaalverdeling

Totaal geplaatst kapitaal	Totaal aantal stemmen
626427838,80 EUR	522023199,00

Vorige melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	516315359	1	0

Nieuwe melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	522023199	1	0

Datum laatste update: 06 mrt 07



melding geplaatst kapitaal detail

Hieronder worden de details van de door u geselecteerde melding getoond. *Voor het berekenen van* uw substantiële deelneming kunt u uitgaan van de **Totale kapitaalverdeling**. Dit is de positie na verwerking van de door de uitgevende instelling gemelde wijzigingen op het geplaatst kapitaal en de stemmen die daarop kunnen worden uitgebracht.

Indien de wijziging betrekking heeft op een kwartaalmelding zijn de totalen over de eerste twee maanden van dat kwartaal uitgesplitst. Voor *het berekenen* van substantiële deelnemingen zijn de kwartaalmeldingen niet relevant. Als de meldingsplicht is ontstaan omdat het kapitaal ten opzichte van de vorige melding 1% of meer is gewijzigd dan zijn de details van de melding opgenomen onder "Wijziging kapitaal / stemmen".

zie ook

⊡ *update service*

functies

⊡ print deze pagina

⊡ mail deze melding naar een bekende

Zoek

Datum meldingsplicht:	**08 feb 07**
Uitgevende instelling:	**Hagemeyer N.V.**
Inschrijving handelsregister:	**32028710**
Plaats:	**Naarden**

⊡ vorige volgende ⊡

Totale kapitaalverdeling

Totaal geplaatst kapitaal	Totaal aantal stemmen
666726657,60 EUR	555605548,00

Vorige melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	522023199	1	0

Nieuwe melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	555605548	1	0

Datum laatste update: 06 mrt 07



melding geplaatst kapitaal detail

Hieronder worden de details van de door u geselecteerde melding getoond. Voor het berekenen van uw substantiële deelneming kunt u uitgaan van de **Totale kapitaalverdeling**. Dit is de positie na verwerking van de door de uitgevende instelling gemelde wijzigingen op het geplaatst kapitaal en de stemmen die daarop kunnen worden uitgebracht.

Indien de wijziging betrekking heeft op een kwartaalmelding zijn de totalen over de eerste twee maanden van dat kwartaal uitgesplitst. Voor het berekenen van substantiële deelnemingen zijn de kwartaalmeldingen niet relevant. Als de meldingsplicht is ontstaan omdat het kapitaal ten opzichte van de vorige melding 1% of meer is gewijzigd dan zijn de details van de melding opgenomen onder "Wijziging kapitaal / stemmen".

zie ook
update service

functies
print deze pagina

mail deze melding naar een bekende

Zoek

Datum meldingsplicht:	**09 feb 07**
Uitgevende instelling:	**Hagemeyer N.V.**
Inschrijving handelsregister:	**32028710**
Plaats:	**Naarden**

vorige volgende

Totale kapitaalverdeling

Totaal geplaatst kapitaal	Totaal aantal stemmen
670156069,20 EUR	558463391,00

Vorige melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	555605548	1	0

Nieuwe melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	558463391	1	0

Datum laatste update: 06 mrt 07



melding geplaatst kapitaal detail

Hieronder worden de details van de door u geselecteerde melding getoond. Voor het berekenen van uw substantiële deelneming kunt u uitgaan van de **Totale kapitaalverdeling**. Dit is de positie na verwerking van de door de uitgevende instelling gemelde wijzigingen op het geplaatst kapitaal en de stemmen die daarop kunnen worden uitgebracht.

Indien de wijziging betrekking heeft op een kwartaalmelding zijn de totalen over de eerste twee maanden van dat kwartaal uitgesplitst. Voor het berekenen van substantiële deelnemingen zijn de kwartaalmeldingen niet relevant. Als de meldingsplicht is ontstaan omdat het kapitaal ten opzichte van de vorige melding 1% of meer is gewijzigd dan zijn de details van de melding opgenomen onder "Wijziging kapitaal / stemmen".

zie ook

update service

functies

print deze pagina

mail deze melding naar een bekende

Zoek

Datum meldingsplicht:	**12 feb 07**
Uitgevende instelling:	**Hagemeyer N.V.**
Inschrijving handelsregister:	**32028710**
Plaats:	**Naarden**

vorige volgende

Totale kapitaalverdeling

Totaal geplaatst kapitaal	Totaal aantal stemmen
674360184,00 EUR	561966820,00

Vorige melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	558463391	1	0

Nieuwe melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	561966820	1	0

Datum laatste update: 06 mrt 07

melding geplaatst kapitaal detail



Hieronder worden de details van de door u geselecteerde melding getoond. Voor het berekenen van uw substantiële deelneming kunt u uitgaan van de **Totale kapitaalverdeling**. Dit is de positie na verwerking van de door de uitgevende instelling gemelde wijzigingen op het geplaatst kapitaal en de stemmen die daarop kunnen worden uitgebracht.

Indien de wijziging betrekking heeft op een kwartaalmelding zijn de totalen over de eerste twee maanden van dat kwartaal uitgesplitst. Voor het berekenen van substantiële deelnemingen zijn de kwartaalmeldingen niet relevant. Als de meldingsplicht is ontstaan omdat het kapitaal ten opzichte van de vorige melding 1% of meer is gewijzigd dan zijn de details van de melding opgenomen onder "Wijziging kapitaal / stemmen".

Datum meldingsplicht:	**13 feb 07**
Uitgevende instelling:	**Hagemeyer N.V.**
Inschrijving handelsregister:	**32028710**
Plaats:	**Naarden**

vorige volgende

Totale kapitaalverdeling

Totaal geplaatst kapitaal	Totaal aantal stemmen
674970180,00 EUR	562475150,00

Vorige melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	561966820	1	0

Nieuwe melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	562475150	1	0

Datum laatste update: 06 mrt 07

melding geplaatst kapitaal detail



Hieronder worden de details van de door u geselecteerde melding getoond. *Voor het berekenen van uw substantiële deelneming kunt u* uitgaan van de **Totale kapitaalverdeling**. Dit is de positie na verwerking van de door de uitgevende instelling gemelde wijzigingen op het geplaatst kapitaal en de stemmen die daarop kunnen worden uitgebracht.

Indien de wijziging betrekking heeft op een kwartaalmelding zijn de totalen over de eerste twee maanden van dat kwartaal uitgesplitst. Voor het berekenen van substantiële deelnemingen zijn de kwartaalmeldingen niet relevant. Als de meldingsplicht is ontstaan omdat het kapitaal ten opzichte van de vorige melding 1% of meer is gewijzigd dan zijn de details van de melding opgenomen onder "Wijziging kapitaal / stemmen".

zie ook

⊡ update service

functies

⊡ print deze pagina

⊡ mail deze melding naar een bekende

Zoek

Datum meldingsplicht:	**14 feb 07**
Uitgevende instelling:	**Hagemeyer N.V.**
Inschrijving handelsregister:	**32028710**
Plaats:	**Naarden**

⊡ vorige volgende ⊡

Totale kapitaalverdeling

Totaal geplaatst kapitaal	Totaal aantal stemmen
685375472,40 EUR	571146227,00

Vorige melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	562475150	1	0

Nieuwe melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	571146227	1	0

Datum laatste update: 06 mrt 07



melding geplaatst kapitaal detail

Hieronder worden de details van de door u geselecteerde melding getoond. Voor het berekenen van uw substantiële deelneming kunt u uitgaan van de **Totale kapitaalverdeling**. Dit is de positie na verwerking van de door de uitgevende instelling gemelde wijzigingen op het geplaatst kapitaal en de stemmen die daarop kunnen worden uitgebracht.

Indien de wijziging betrekking heeft op een kwartaalmelding zijn de totalen over de eerste twee maanden van dat kwartaal uitgesplitst. Voor het berekenen van substantiële deelnemingen zijn de kwartaalmeldingen niet relevant. Als de meldingsplicht is ontstaan omdat het kapitaal ten opzichte van de vorige melding 1% of meer is gewijzigd dan zijn de details van de melding opgenomen onder "Wijziging kapitaal / stemmen".

zie ook

update service

functies

print deze pagina

mail deze melding naar een bekende

Zoek

Datum meldingsplicht:	**16 feb 07**
Uitgevende instelling:	**Hagemeyer N.V.**
Inschrijving handelsregister:	**32028710**
Plaats:	**Naarden**

vorige volgende

Totale kapitaalverdeling

Totaal geplaatst kapitaal	Totaal aantal stemmen
689126646,00 EUR	574272205,00

Vorige melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	571146227	1	0

Nieuwe melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	574272205	1	0

Datum laatste update: 06 mrt 07

melding geplaatst kapitaal detail



Hieronder worden de details van de door u geselecteerde melding getoond. Voor het berekenen van uw substantiële deelneming kunt u uitgaan van de **Totale kapitaalverdeling**. Dit is de positie na verwerking van de door de uitgevende instelling gemelde wijzigingen op het geplaatst kapitaal en de stemmen die daarop kunnen worden uitgebracht.

Indien de wijziging betrekking heeft op een kwartaalmelding zijn de totalen over de eerste twee maanden van dat kwartaal uitgesplitst. Voor het berekenen van substantiële deelnemingen zijn de kwartaalmeldingen niet relevant. Als de meldingsplicht is ontstaan omdat het kapitaal ten opzichte van de vorige melding 1% of meer is gewijzigd dan zijn de details van de melding opgenomen onder "Wijziging kapitaal / stemmen".

zie ook
update service

functies
print deze pagina
mail deze melding naar een bekende

Zoek

Datum meldingsplicht:	**19 feb 07**
Uitgevende instelling:	**Hagemeyer N.V.**
Inschrijving handelsregister:	**32028710**
Plaats:	**Naarden**

vorige volgende

Totale kapitaalverdeling

Totaal geplaatst kapitaal	Totaal aantal stemmen
689140761,60 EUR	574283968,00

Vorige melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	574272205	1	0

Nieuwe melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	574283968	1	0

Datum laatste update: 06 mrt 07



melding geplaatst kapitaal detail

Hieronder worden de details van de door u geselecteerde melding getoond. Voor het berekenen van uw substantiële deelneming kunt u uitgaan van de **Totale kapitaalverdeling**. Dit is de positie na verwerking van de door de uitgevende instelling gemelde wijzigingen op het geplaatst kapitaal en de stemmen die daarop kunnen worden uitgebracht.

Indien de wijziging betrekking heeft op een kwartaalmelding zijn de totalen over de eerste twee maanden van dat kwartaal uitgesplitst. Voor het berekenen van substantiële deelnemingen zijn de kwartaalmeldingen niet relevant. Als de meldingsplicht is ontstaan omdat het kapitaal ten opzichte van de vorige melding 1% of meer is gewijzigd dan zijn de details van de melding opgenomen onder "Wijziging kapitaal / stemmen".

Datum meldingsplicht:	**20 feb 07**
Uitgevende instelling:	**Hagemeyer N.V.**
Inschrijving handelsregister:	**32028710**
Plaats:	**Naarden**

vorige volgende

Totale kapitaalverdeling

Totaal geplaatst kapitaal	Totaal aantal stemmen
689519581,20 EUR	574599651,00

Vorige melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	574283968	1	0

Nieuwe melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	574599651	1	0

Datum laatste update: 06 mrt 07

melding geplaatst kapitaal detail



Hieronder worden de details van de door u geselecteerde melding getoond. Voor het berekenen van uw substantiële deelneming kunt u uitgaan van de **Totale kapitaalverdeling.** Dit is de positie na verwerking van de door de uitgevende instelling gemelde wijzigingen op het geplaatst kapitaal en de stemmen die daarop kunnen worden uitgebracht.

Indien de wijziging betrekking heeft op een kwartaalmelding zijn de totalen over de eerste twee maanden van dat kwartaal uitgesplitst. Voor het berekenen van substantiële deelnemingen zijn de kwartaalmeldingen niet relevant. Als de meldingsplicht is ontstaan omdat het kapitaal ten opzichte van de vorige melding 1% of meer is gewijzigd dan zijn de details van de melding opgenomen onder "Wijziging kapitaal / stemmen".

zie ook

update service

functies

print deze pagina

mail deze melding naar een bekende

Zoek

Datum meldingsplicht:	**21 feb 07**
Uitgevende instelling:	**Hagemeyer N.V.**
Inschrijving handelsregister:	**32028710**
Plaats:	**Naarden**

vorige volgende

Totale kapitaalverdeling

Totaal geplaatst kapitaal	Totaal aantal stemmen
693518986,80 EUR	577932489,00

Vorige melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	574599651	1	0

Nieuwe melding

Soort aandeel	Nominale waarde	Aantal geplaatst	Aantal stemmen per aandeel	Aantal gecertificeerd
Gewoon aandeel	1,2	577932489	1	0

Datum laatste update: 06 mrt 07

MOVEMENTS IN NUMBER OF SHARES OUTSTANDING 2007
As per February 28, 2007

	January Actual	February Actual	March	April	May	June	July	August	September	October	November	December	YTD
Ordinary shares [K]													
Opening balance	274	274	274	274	274	274	274	274	274	274	274	274	
Exchanged for CF shares													0
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0	0
Closing balance	**274**	**274**	**274**	**274**	**274**	**274**	**274**	**274**	**274**	**274**	**274**	**274**	
Ordinary shares [Registered]													
Opening balance	5,144	5,144	5,144	5,144	5,144	5,144	5,144	5,144	5,144	5,144	5,144	5,144	
Exchanged for CF shares(ex KBW/Stokvis)	0	0	0	0	0	0	0	0	0	0	0	0	0
Stockdividend	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0	0
Closing balance	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	
													0
Shares in Register of Shareholders													0
Opening balance	413,154	413,154	413,154	413,154	413,154	413,154	413,154	413,154	413,154	413,154	413,154	413,154	
Registered shareholders													0
Coversion to Ordinary Shares													0
Stockdividend	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0	0
Closing balance	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	
Ordinary shares [CF]													
Opening balance	515,894,869	517,231,633	589,418,846	589,418,846	589,418,846	589,418,846	589,418,846	589,418,846	589,418,846	589,418,846	589,418,846	589,418,846	
Exchange of K and Registered shares													0
Share issue	0												0
Exercise of stock options													0
Stock dividend													0
Conversion convertible	1,336,764	72,187,213											73,523,977
Conversion Registered Shares													0
TOTAL	1,336,764	72,187,213	0	0	0	0	0	0	0	0	0	0	73,523,977
Closing balance	**517,231,633**	**589,418,846**	**589,418,846**	**589,418,846**	**589,418,846**	**589,418,846**	**589,418,846**	**589,418,846**	**589,418,846**	**589,418,846**	**589,418,846**	**589,418,846**	

	NUMBER OF SHARES			SHARE CAPITAL		
	As at 01/01/07	total movements	As at 28/02/07	As at 01/01/07	total movements	As at 28/02/07
Ordinary shares [K, EUR 9.60]	274	0	274	2,630.40	0.00	2,630.40
Ordinary shares [Registered, EUR 1.20]	5,144	0	5,144	6,172.80	0.00	6,172.80
Shares in Register of Shareholders(EUR 1.20)	413,154	0	413,154	495,784.80	0.00	495,784.80
Ordinary shares [CF, EUR 1.20]	515,894,869	73,523,977	**589,418,846**	619,073,842.80	88,228,772.40	707,302,615.20
Total Ordinary shares [on a EUR 1.20 basis !!!]	**516,316,359**	**73,523,977**	**589,839,336**	**619,578,430.80**	**88,228,772.40**	**707,807,203.20**

Total shares		**875,000,000**
Bonds 2009		
Bonds 2012	134.977M/2.83	**(47,695,053)**
Total ordinary shares		**(589,839,336)**
Shares to issue		**37,465,611**

END

06/03/2007 +

CC: IM,JHR,TV,AN,RJ,PB,PV,CB,R